08048970

RAMTRON
International Corporation

Nonvolatile F-RAM ICs for a world of applications



RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
RAMTRON
F-RAM



2007 Summary Annual Report

Notice of 2008 Annual Meeting and Proxy Statement

Table of Contents

CHAIRMAN'S LETTER

PROXY STATEMENT

FINANCIALS

CORPORATE INFORMATION

RAMTRON

2007 Letter to Stockholders

To our stockholders:

2007 was a banner year for Ramtron International Corporation. We delivered profitable revenue growth and strong operational performance as we continued to execute our strategy of leveraging F-RAM's proven advantages and our application expertise to further penetrate target markets - metering, computing, automotive and industrial.

Escalating data collection requirements are driving the need for our solutions in electronic applications and creating an ever expanding array of opportunities for growth. In 2007 we saw growth in each of our target markets. The proliferation of smart utility metering programs expanded our presence in the growing energy market with scores of customers worldwide. Also, F-RAM's leading fast-write, high-endurance and low-power features continued to resonate with industrial system designers and, in the automotive sector, our success in qualifying select products to automotive grade certifications led to further penetration of applications for electronic safety and entertainment systems. Finally, we expanded and deepened relationships with customers in the computing market, which has led to the introduction of new custom devices for printer consumables.

Full-year 2007 revenue grew to $51.1 million, 26% higher than the $40.5 million we achieved in 2006, which was led by significant gains in metering and industrial applications. Integrated product revenue nearly doubled to $7.4 million, or 14.8% of revenue, up from 9.5% of revenue last year. Along with this top line growth were record profits, which totaled $4.7 million, or $0.18 per share, excluding non-cash, stock-based compensation expense of $2.3 million and an income tax benefit of $7.5 million. Compared to 2006, net income and earnings per share in 2007 tripled, demonstrating the leverage built into our operating model. Our top line growth along with controlled spending and disciplined working capital management yielded positive operating cash flow and a strengthened balance sheet. We ended 2007 with cash and cash equivalents of $6.8 million compared to $4.3 million at the end of 2006.

Introducing new products suited to next generation electronic applications in our target markets remains the cornerstone of our growth strategy. In 2007, we expanded our integrated product line, extended stand alone memory densities, and made our entry into custom products.

New products totaled 17, exceeding by 4 our product development goal for the year, and bringing the total number of products in our portfolio to more than 60. Within the mix of new products were 11 integrated devices - F-RAM-enhanced products with greater functionality - that serve to move Ramtron up the value chain with customers.

We also introduced our first 4-megabit (Mb) F-RAM memory device, built on an advanced 130-nanometer manufacturing process at the facilities of our development partner, Texas Instruments. Since the introduction of the 4Mb F-RAM, we have also launched two new 2-Mb F-RAM products. These new high-density products are finding their way into applications across all of our target markets.

In 2008, we expect to benefit from this past year's product development activity as new and existing customers begin new product designs using our latest introductions. And, with earlier customer product designs nearing completion, we expect an increasing revenue contribution from prior year's product introductions. To sustain momentum, we plan to introduce 14 new products in 2008, including new integrated, custom and stand-alone memory devices, and to add higher levels of functionality and value to our current products. With our enabling F-RAM features and custom devices there is a lot of head room to grow.

Along with our focus on executing to our near term operating plan, we are working strategically to advance the use of our solutions in new and exciting applications. We constantly strive to pioneer and innovate, which results in enabling products that help our customers become winners. We believe that our steadfast commitment to this principle will continue to reap rewards for our company.

At Ramtron we are leveraging our proven F-RAM technology to push further into our target markets and accelerating product development to take full advantage of the burgeoning demand for reliable data collection in electronic applications. Our successes in 2007 position us for continued momentum in 2008, and we are committed to extending our track record of top and bottom line growth while advancing the company toward its long term operating targets.

In closing, I would like to thank our employees for their dedication to sustaining Ramtron's F-RAM leadership, our customers and partners for their continued support, and our shareholders for their loyalty to the company.

Sincerely,



William W. Staunton, III
Chief Executive Officer
April 22, 2008

RAMTRON

RAMTRON INTERNATIONAL CORPORATION
1850 RAMTRON DRIVE
COLORADO SPRINGS, COLORADO 80921

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 22, 2008

To the Stockholders of Ramtron International Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Stockholders (the "Annual Meeting") of Ramtron International Corporation, a Delaware corporation (the "Company"), will be held on May 22, 2008, at 10:30 a.m., local time, at the Hilton Garden Inn, 1810 Briargate Parkway, Colorado Springs, Colorado 80920, for the following purposes, each as more fully described in the attached Proxy Statement:

1. To elect seven directors to our Board of Directors. The names of the nominees to be presented for election are: William G. Howard, William W. Staunton, III, Eric A. Balzer, William L. George, Jack L. Saltich, Theodore J. Coburn, and Eric Kuo.

2. To ratify the appointment of Ehrhardt Keefe Steiner & Hottman PC as independent auditors of the Company for the fiscal year ending December 31, 2008.

3. To transact other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

Only record holders of the Company's Common Stock at the close of business on April 3, 2008, are entitled to notice of, and to vote at, the Annual Meeting and at any adjournment(s) thereof. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's corporate headquarters for any purpose germane to the Annual Meeting during ordinary business hours for ten (10) days prior to the Annual Meeting.

A copy of our summary annual report to Stockholders for the year ended December 31, 2007, which contains consolidated financial statements and other information, accompanies this Notice and the enclosed Proxy Statement. These materials may be accessed on our website at www.ramtron.com, Investor Relations, Investor Briefcase. This proxy statement and accompanying proxy are first being mailed to our stockholders on or about April 22, 2008.

All stockholders are cordially invited to attend the Annual Meeting in person. Whether you own a few or many shares of stock and whether or not you expect to attend the Annual Meeting in person, it is important that your shares be voted to ensure your representation and the presence of a quorum at the annual meeting. Most beneficial stockholders who own shares through a bank or broker may vote by telephone, the Internet, or by mail. Registered stockholders who own their shares in their own name must vote by mail or in person. If you vote by mail, please complete, sign, date and return the accompanying proxy card in the enclosed envelope. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so by voting in person at the annual meeting. Your proxy may be revoked at any time prior to the annual meeting in accordance with the procedures set forth in the Proxy Statement.

By Order of the Board of Directors

Eric A. Balzer
Secretary

Colorado Springs, Colorado
April 22, 2008

RAMTRON INTERNATIONAL CORPORATION
1850 RAMTRON DRIVE
COLORADO SPRINGS, COLORADO 80921

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited by and on behalf of the Board of Directors of Ramtron International Corporation, a Delaware corporation ("us," "we," or the "Company"), for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 22, 2008, at 10:30 a.m., local time, or at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Hilton Garden Inn, 1810 Briargate Parkway, Colorado Springs, Colorado 80920.

VOTING AND PROXIES

What information is contained in this proxy statement and how do I get extra copies?

The information in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, our Board of Directors and the committees of our Board of Directors, the compensation of directors and our executive officers for fiscal year 2007, and other required information.

The proxy materials consist of this Proxy Statement and our 2007 Summary Annual Report. Also, we provide free copies of our Proxy Statement and Annual Report on Form 10-K upon request. Send such requests to Ramtron International Corporation, Investor Relations, 1850 Ramtron Drive, Colorado Springs, Colorado 80921, or call toll free 1-800-545-3726.

What items of business will be voted on at the annual meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

> To elect seven directors to our Board of Directors. The names of the nominees to be presented for election are: William G. Howard, William W. Staunton, III, Eric A. Balzer, William L. George, Jack L. Saltich, Theodore J. Coburn, and Eric Kuo.
>
> To ratify the appointment of Ehrhardt Keefe Steiner & Hottman PC as independent auditors of the Company for the fiscal year ending December 31, 2008.

We will also consider any other business that properly comes before the Annual Meeting or any adjournments or postponements thereof. See "**What Happens if Additional Matters are Presented at the Annual Meeting?** below.

What is the purpose of the annual meeting?

At the Annual Meeting, our stockholders will be asked to act upon the matters outlined in the notice of meeting and described in this proxy statement, including the election of directors and ratification of the appointment of our independent auditors for the fiscal year ending December 31, 2008. In addition, management will respond to questions from stockholders.

Proxy Statement

Who is entitled to vote?

Only holders of record of shares of the Company's Common Stock at the close of business on April 3, 2008 (the "Record Date") are entitled to vote at the Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. 26,524,033 shares of Common Stock were outstanding as of the close of business on the Record Date.

What are the voting rights of the holders of the Company's common stock?

Each outstanding share of the Company's Common Stock is entitled to one vote for each matter.

How can I vote my shares without attending the annual meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, and for shares held beneficially in street name, the voting instruction card provided by your broker, trustee or nominee.

Stockholders of record may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelope. Stockholders who hold shares beneficially in street name may vote by mail by completing, signing, and dating the voting instruction cards provided by their brokers and mailing them in the accompanying pre-addressed envelopes.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by filing either a notice of revocation or a duly executed proxy bearing a later date with the Corporate Secretary of the Company. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

How are votes counted?

In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to all of or one or more of the nominees.

For the vote of ratification in the appointment of our independent auditors, you may vote "FOR," "AGAINST" or "ABSTAIN." If you "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" all of the nominees to the Board and "FOR" the ratification of the independent auditors).

What is the voting requirement to approve each of the proposals?

In the election of directors, the seven persons receiving the highest number of "FOR" votes cast in their favor at the Annual Meeting will be elected. Ratification of the independent auditors requires the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote on those proposals at the Annual Meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Brokers generally have discretionary authority to vote on each of the two items (election of directors and ratification of the independent auditors) expected to be presented. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal; however, they will be counted for purposes of determining a quorum. Thus, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained. Abstentions have the same effect as votes against the matter.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority in the aggregate voting power of the outstanding shares of Common Stock entitled to vote will constitute a quorum, permitting the conduction of business by the Company at the meeting. As of the Record Date, 26,524,033 shares of Common Stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of Common Stock representing at least 13,262,017 votes will be required to establish a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

What happens if additional matters are presented at the annual meeting?

Other than the two items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy-holders, Gery E. Richards and William W. Staunton, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director at the time of the meeting, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Do the stockholders have any appraisal rights with regard to any of the proposals?

No. Under Delaware law, stockholders are not entitled to appraisal rights with respect to these proposals.

Who will bear the cost of soliciting votes for the annual meeting?

The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. Provided, however, that in the event the Company determines it is necessary to engage a proxy soliciting firm for the purpose of soliciting proxies for items to be voted upon, the Company may do so prior to the meeting. Any such firm engaged would be paid customary fees for their services. If you choose to access the proxy materials over the Internet, you are responsible for Internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

Proxy Statement

Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the Annual Meeting, and we will publish final results in our Quarterly Report on Form 10-Q for the second quarter ending June 30, 2008.

What is the difference between holding my shares as a stockholder of record and as a beneficial owner?

Most stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- Stockholder of Record - If your shares are registered directly in your name with the Company's transfer agent, Computershare Trust Company, N.A. you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by the Company. As the stockholder of record, you have the right to grant your voting proxy directly to the Company's designated proxyholders or to vote in person at the meeting. The Company has enclosed or sent a proxy card for you to use together with the notice of meeting and this proxy statement.

- Beneficial Owner - If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote and are also invited to attend the annual meeting. Since a beneficial owner is not the stockholder of record, you may not vote these in person at the meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee, or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee, or nominee how to vote your shares.

How will my proxy be voted?

Your proxy, when properly signed and returned to us, and not revoked, will be voted in accordance with your instructions relating to the election of directors and on Proposal 2. We are not aware of any other matter that may be properly presented other than the election of directors and Proposal 2. If any other matter is properly presented, the persons named in the enclosed form of proxy will have discretion to vote in their best judgment.

What if I don't mark the boxes on my proxy?

Unless you give other instructions on your form of proxy, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors. The Board's recommendation is set forth together with the description of each Proposal in this Proxy Statement. In summary, the Board recommends a vote FOR:

- The election of William G. Howard, William W. Staunton, III, Eric A. Balzer, William L. George, Jack L. Saltich, Theodore J. Coburn, and Eric Kuo as directors.

- The ratification of the appointment of Ehrhardt Keefe Steiner & Hottman PC as our independent auditors for the fiscal year ending December 31, 2008.

Can I go to the annual meeting if I vote by proxy?

Yes. Attending the Annual Meeting does not revoke the proxy. However, you may revoke your proxy at any time before it is actually voted by giving written notice to the secretary of the Annual Meeting or by delivering a later dated proxy.

Will my vote be public?

No. As a matter of policy, stockholder proxies, ballots and tabulations that identify individual stockholders are kept confidential and are only available as actually necessary to meet legal requirements.

STOCKHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, SIGN, DATE, AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED PRE-ADDRESSED ENVELOPE. SHARES OF COMMON STOCK REPRESENTED BY A PROPERLY EXECUTED PROXY RECEIVED PRIOR TO THE VOTE AT THE ANNUAL MEETING AND NOT REVOKED WILL BE VOTED AT THE ANNUAL MEETING AS DIRECTED BY THE PROXY. IT IS NOT ANTICIPATED THAT ANY MATTERS OTHER THAN THOSE SET FORTH IN THE PROXY STATEMENT WILL BE PRESENTED AT THE ANNUAL MEETING. IF OTHER MATTERS ARE PRESENTED, PROXIES WILL BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders of the Company, which are intended to be presented by such stockholders at the next annual meeting of stockholders of the Company to be held after the 2008 Annual Meeting, must be received by the Company no later than December 15, 2008 or within a reasonable time prior to the Company's filing of its proxy materials, in order that they may be included in the proxy statement and form of proxy relating to the 2009 Annual Meeting. It is recommended that stockholders submitting proposals direct them to the Secretary of the Company at 1850 Ramtron Drive, Colorado Springs, Colorado 80921 by certified mail, return receipt requested, in order to ensure timely delivery. No such proposals were received with respect to the Annual Meeting scheduled for May 22, 2008.

PROPOSAL 1 - ELECTION OF DIRECTORS

Nominees

A board of seven directors will be elected at the Annual Meeting. Unless otherwise instructed, proxy holders will vote the proxies received by them for the seven nominees named below, all of whom are currently directors of the Company. It is not expected that any nominee will be unable or will decline to serve as a director. If any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the then members of the Board of Directors to fill the vacancy. In the event additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them for the nominees listed below and not for a greater number of persons than the number of nominees listed below. The term of office of each person elected as a director at the Annual Meeting will continue until the next annual meeting of stockholders and such time as his successor is duly elected and qualified or until his earlier resignation, removal or death.

The names of the nominees, who constitute all of the current directors, and certain information about them, are set forth below:

Name	Age	Position(s) with the Company
William G. Howard[1][2][3]	66	Chairman of the Board
William L. George[2][3]	65	Director, Chairman of the Nominating and Governance Committee
Jack L. Saltich[1][2]	64	Director, Chairman of the Compensation Committee
Theodore J. Coburn[1][3]	54	Director, Chairman of the Audit Committee
Eric Kuo[4]	56	Director
William W. Staunton	60	Director, Chief Executive Officer
Eric A. Balzer	59	Director, Chief Financial Officer and Corporate Secretary

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Governance Committee
(4) Mr. Kuo was appointed to the Board effective March 3, 2008.

All directors and executive officers are elected by the Board of Directors for term which continues until the next annual statutory meeting of the stockholders.

Dr. William G. Howard has served as a director since July 1994. Since September 1990, Dr. Howard has been an independent engineering consultant to various entities, including SEMATECH, the Semiconductor Industry Association and Dow Coming. From October 1987 until December 1990, he served as a Senior Fellow at the National Academy of Engineering while on leave from Motorola. From 1969 to 1990, Dr. Howard was employed by Motorola where he most recently served as Corporate Senior Vice President and Director of Research and Development. Dr. Howard is a member of the National Academy of Engineering and a fellow of the Institute of Electrical Engineers and of the American Association for the Advancement of Science. Dr. Howard is Chairman of Thunderbird Technologies, a private company developing new transistor technologies, and is a director of Xilinx, Inc. (XLNX), a public company that manufactures integrated circuits.

Proxy Statement

Dr. William L. George became a director of the Company in August 2005. Since June 2007, Dr. George has served as Executive Vice President, Manufacturing Services, of ON Semiconductor, a supplier of performance power solutions. From August 1999 until June 2007, Dr. George served as Executive Vice President of Operations for ON Semiconductor. From June 1997 until July 1999, Dr. George served as corporate vice president and director of Manufacturing for Motorola's Semiconductor Components Group. Dr. George served as a Supervisory Director of Metron Technology, a global supplier of semiconductor equipment and materials, from October 2003 until it was acquired by Applied Materials, Inc. in October 2004. Dr. George received a B.S. degree in Metallurgical Engineering from the University of Oklahoma and a Ph.D. in Materials Science from Purdue University. Dr. George is a director of Silicon Image, Inc. (SIMG), a public company that designs and develops mixed-signal integrated circuits.

Mr. Jack L. Saltich has been a member of our Board of Directors since August 2005. Mr. Saltich is a retired executive with over 30 years of experience. From July 1999 until his retirement in August 2005, he was President and Chief Executive Officer of Three Five systems Inc., a technology company specializing in the design, development, and manufacturing of custom LCD displays and display systems. From 1993 to 1999, Mr. Saltich served as a Vice President with Advanced Micro Devices ("AMD"), where his last position was General Manager of AMD's European Microelectronics Center in Dresden, Germany. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola Inc., culminating in his position as Vice President and Director of the Company's Advanced CMOS Product R&D Laboratory. Mr. Saltich also serves on the board of directors of four other public companies, Immersion Corporation (IMMR), Leadis Technology (LDIS), Atmel Corporation (ATML), and InPlay Technologies (NPLA), is Chairman of Vitex Systems Inc., a private company, and serves on the Technical Advisory Board for DuPont Electronic Materials Business. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. Mr. Saltich received both a bachelor and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

Mr. Theodore J. Coburn joined the Company as a director in September 2005. Since August 1991, Mr. Coburn has served as president of the Coburn Capital Group, a boutique investment bank based in New York City. From April 2005 until May 2007, Mr. Coburn was a partner of Triton Real Estate Partners, a real estate development company. He serves as trustee of the Allianz Global Investors Mutual Fund Complex and a director of Nicholas-Applegate Fund, Inc. Since July 2007, Mr. Coburn has served as executive vice president of Nations Academy, a private education management company. From March 2006 to January 2007, Mr. Coburn was executive vice president of Edison Schools Inc., a private educational management company. From March 2002 to August 2003, Mr. Coburn was senior vice president and head of the Domestic Corporate Client Group at The Nasdaq Stock Market, Inc. Mr. Coburn received a B.S. degree in Economics and Finance from the University of Virginia; an M.B.A. degree from Columbia's Graduate School of Business; and a Master of Divinity degree, a Masters degree in Education, and a Certificate of Advanced Studies in Cognitive Development from Harvard University.

Mr. Eric Kuo joined us as a director in March 2008. From April 2003 until his retirement in December 2007, he served as president and managing director of Fairchild Semiconductor (HK) Ltd. (FCS), a public company that provides high performance semiconductors optimize energy for various product applications. In that capacity, Mr. Kuo was responsible for defining and implementing the region's strategic business plan and served as the point person for Fairchild Semiconductor's Asia Pacific investments, acquisitions, divestitures and joint ventures. From August 2001 to March 2003, he served as Senior Vice President and Managing Director of Fairchild Semiconductor (HK) Ltd. Mr. Kuo holds both a BSc in Management from National Chung Hsin University in Taiwan and an MBA from Golden Gate University in San Francisco.

Mr. William W. Staunton joined us as a director and our Chief Executive Officer in December 2000. Prior to joining us, Mr. Staunton served as Chief Operating Officer of Maxwell Technologies, which designs and manufactures multi-chip modules and board products for commercial satellite applications, from March 1999 until December 2000. Mr. Staunton was Executive Vice President of Valor Electronics Inc. from April 1996 until February 1999. Valor Electronics designs and manufactures magnetic filter products for use in local area networks and communications products. Mr. Staunton holds a Bachelor of Science degree in Electrical Engineering from Utah State University.

Mr. Eric A. Balzer was named our Chief Financial Officer in October 2004. Mr. Balzer has served as one of our directors since September 1998. From November 1999 until October 2004, Mr. Balzer was a retired executive. From January 1990 until his retirement in November 1999, Mr. Balzer served as Senior Vice President of Operations for Advanced Energy Industries, Inc. a company that develops, manufactures and markets power conversion devices for the semiconductor equipment industry. Mr. Balzer is a director of Across America Real Estate Development (AARD.OB), which is a public company, involved in real estate development, Across America Real Estate Exchange, Inc. (AAEX.OB), a public shell company, and Intermet Corporation, a private company, that is an independent makers of castings for automakers. Mr. Balzer holds a Bachelor of Science degree in Finance from the University of Colorado.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE

COMPENSATION OF DIRECTORS

We pay each of our non-employee directors an annual retainer of $12,000, plus $1,500 for each Board of Directors meeting attended in person by those directors who reside in the United States. Members of our Board of Directors who reside outside of the United States receive $2,500 for each Board of Directors meeting attended in person. Non-employee directors also receive $1,000 for each telephonic board meeting attended. The Chairman of the Board of Directors is paid an annual retainer of $50,000.

Effective January 1, 2008, the annual retainer received by our non-employee directors increased to $20,000 from $12,000 in 2007, which is allocated as $12,000 in cash and $8,000 paid in restricted stock awards, the value determined as of the date of grant. The cash retainer fees are paid monthly on a ratable basis.

The Chairman of the Audit Committee receives an additional $15,000 cash annual retainer. During 2007, Audit Committee members received an additional $6,000 cash annual retainer. These additional fees are paid monthly on a ratable basis.

The Chairman of the Compensation Committee receives an additional $7,000 cash annual retainer. Effective January 1, 2008, the cash annual retainer for the Compensation Committee members increased to $3,500 from $2,000 in 2007. These additional fees are paid monthly on a ratable basis.

Effective January 1, 2008, the cash annual retainer for the Chairman of the Nominating and Governance Committee increased to $4,000 from $3,000 in 2007. During 2007, Nominating and Governance Committee members received an additional $2,000 cash annual retainer. These additional fees are paid monthly on a ratable basis.

Directors are also reimbursed for reasonable expenses for attending Board of Directors meetings. Non-employee directors are eligible to be granted stock awards under our 2005 Incentive Award Plan.

We do not have a formal policy concerning the granting of stock awards to non-employee directors; however, we may consider adopting such a policy in the future. In February 2003, our Board approved the practice that the Chairman of the Board would receive two times the number of stock option awards granted to non-employee directors generally at the time any such stock option awards are granted. No stock options were granted to non-employee directors during 2007.

Perquisites and Other Personal Benefits. We do not provide any quantifiable perquisites and other personal benefits to non-employee directors.

DIRECTOR COMPENSATION FOR 2007

Name(1)(2)	Fees Earned or Paid in Cash ($)	Total ($)
William G. Howard	59,999	59,999
William L. George	24,083	24,083
Jack L. Saltich	35,583	35,583
Theodore J. Coburn	33,583	33,583

(1) Mr. Kuo was elected to the Board of Directors on March 3, 2008.

(2) No equity awards were granted to non-employee directors during 2007.

DIRECTOR OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

Name(1)(2)	Stock Option Awards Exercisable (#)	Stock Option Awards Unexercisable (#)	Restricted Stock Awards (#)
William G. Howard	484,000	0	0
William L. George	150,000	0	0
Jack L. Saltich	150,000	0	0
Theodore J. Coburn	150,000	0	0

(1) Mr. Kuo was elected to the Board of Directors on March 3, 2008.

(2) No equity awards were granted to non-employee directors during 2007.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors currently consists of seven directors. The Board of Directors held a total of eight meetings during 2007. Each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors held during 2007. All committee members attended at least 75% of the aggregate of the total number of meetings held by all committees of the Board of Directors on which he served during 2007. While we do not have a formal policy regarding the attendance of directors at the Annual Meeting of Stockholders, all directors are encouraged to attend. One non-employee director and both employee directors of the Board of Directors attended last year's Annual Meeting of Stockholders.

The Board of Directors consists of a majority of "independent directors" as such term is defined in The Nasdaq Stock Market's Marketplace Rules. The Board of Directors has determined that Dr. William G. Howard, Dr. William L. George, Mr. Jack L. Saltich, Mr. Theodore J. Coburn and Mr. Eric Kuo are independent directors in accordance with the listing requirements of NASDAQ. In making this determination, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to us.

The National Electrical Benefit Fund (the "Fund"), which as of April 15, 2008 beneficially held 9.3% of our outstanding common stock, is entitled to designate one member of our Board of Directors as long as the Fund owns shares of our common stock equal to or greater than five percent (5%) of our outstanding common stock. At this time, the Fund has not designated an individual to serve as a director on our Board.

The three standing committees of the Board are the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board has appointed only independent directors to the Audit, Compensation and Nominating and Governance Committees.

Audit Committee

The members of the Audit Committee during 2007 were Committee Chairman Mr. Coburn, Dr. Howard, and Mr. Saltich. There were seven meetings of the Audit Committee during 2007. The Audit Committee is responsible for:

- Appointing, approving the fees of and assessing the independence of our independent registered public accounting firm;
- Overseeing the work of our independent registered public accounting firm, including through receipt of reports from the independent registered public accounting firm and information received in respect to other non-audit related services that the auditors may be asked to perform;
- Reviewing and discussing our annual audited financial statements and related disclosures with management and the independent registered public accounting firm;
- Reviewing our quarterly unaudited financial statements;
- Coordinating oversight of our internal controls over financial reporting, disclosure controls and procedures and code of conduct;
- Overseeing our internal audit functions;
- Establishing procedures for the receipt and retention of accounting related complaints and concerns;
- Meeting independently with our independent registered public accounting firm;

- Reviewing any related party transactions; and

- Preparing the required Audit Committee report, which is provided on page 32 of this proxy statement.

Each Audit Committee member is considered "independent" as defined in The Nasdaq Stock Market's Marketplace Rules and Securities and Exchange Commission regulations. During 2007, the Board of Directors determined that based on the credentials of Mr. Theodore J. Coburn, the Chairman of the Audit Committee, Mr. Coburn qualified as an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations.

The Audit Committee has adopted a written charter for the Audit Committee and a copy is filed as Appendix A to this Proxy. The Audit Committee Charter is also available on our website, www.ramtron.com. This material is available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Compensation Committee

The Compensation Committee develops compensation policies and implements compensation programs, makes recommendations annually concerning salaries and incentive compensation, awards stock options and restricted stock to officers and employees under our stock incentive plans and otherwise recommends compensation levels and performs such other functions regarding compensation as the Board of Directors may delegate. Compensation for our named executive officers each year is usually determined prior to the first quarter of the relevant year. When determining recommendations for annual compensation levels and targets, the Compensation Committee considers competitive market data and establishes compensation based on these factors or in the case of our named executive officers, makes recommendations to our Board of Directors, who then act as a whole to set compensation based on these factors. The values of each component of total direct compensation (base salary, target annual cash incentive and equity awards) for the current year, as well as total annual compensation for the prior year (including equity holdings, potential change of control payments and vested benefits) are all considered collectively by our Compensation Committee as part of this process.

Our Compensation Committee has the authority to engage the services of outside advisors, experts and others to assist our Compensation Committee in determining the compensation of our executive officers. Our Compensation Committee may, from time to time, delegate certain authority to authorized persons internally, including our human resources department, to carry out certain administrative duties. The Compensation Committee holds executive sessions (with no members of management present) at the majority of its meetings.

The Compensation Committee is currently composed of Committee Chairman Mr. Saltich, Dr. Howard and Dr. George, each of whom is independent under Nasdaq listing standards. The Compensation Committee met four times during 2007.

Nominating and Governance Committee

The members of the Nominating and Governance Committee during 2007 were Committee Chairman Dr. George, Dr. Howard and Mr. Coburn. The Nominating Committee held one meeting in 2007. The Nominating and Governance Committee is responsible for:

- Making regular and meaningful contacts throughout the year with the Chairman of the Board, other committee chairpersons and members of senior management;

- The development and participation in a process for ongoing review of corporate governance issues of the Company and recommending corporate governance principles to the Board of Directors. The Committee has the authority to obtain and utilize resources the Committee deems necessary, including independent counsel and advisors;
- The establishment of the criteria for board membership, including the size and structure of our Board and Board Committees, and evaluating and considering potential candidates, including those suggested by our stockholders;
- Reviewing, discussing and assessing the performance of our Board and its committees and making recommendations for improvement of performance; and
- The periodic review and assessment of non-employee director compensation for service on the Board and its committees and recommending any changes in compensation considered appropriate.

The Nominating and Governance Committee Charter is available on our website at www.ramtron.com. This material is available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

With regard to the 2009 annual meeting of stockholders, any stockholder director nominee submissions must be received by the Corporate Secretary no later than the date by which stockholder proposals for such annual meeting must be received as described above under the heading **"Deadline for Receipt of Stockholder Proposals."**

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors has implemented a process by which our stockholders may send written communications to the Chairman or to the Board's attention. Any stockholder may communicate with members of the Board of Directors by mail addressed to an individual member of the Board, to the full Board, or to a particular committee of the Board, at the following address: c/o Ramtron International Corporation, Attn: Chairman of the Board, 1850 Ramtron Drive, Colorado Springs, Colorado 80921. This information is also available on the Company's website at www.ramtron.com. The Corporate Secretary has been instructed by the Board to promptly forward all communications so received to the Chairman, the full Board, or the individual Board member(s) specifically addressed in the communication.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers and their ages are as follows:

Name	Age	Position(s)
William W. Staunton	60	Director, Chief Executive Officer
Eric A. Balzer	59	Director, Chief Financial Officer and Corporate Secretary
Robert R. Djokovich	51	Chief Operating Officer

Officers are appointed by and serve at the discretion of the Board of Directors. For information concerning Mr. Staunton and Mr. Balzer, see "Nominees" above.

Mr. Djokovich joined the Company in January 2006 as Sr. Vice President of Product Realization and was appointed Chief Operating Officer in April 2007. From April 1990 to December 2005, Mr. Djokovich was employed by Advanced Energy Industries and held various positions, serving most recently as Vice President of Operations Engineering prior to his departure. Advanced Energy Industries is a company that develops, manufactures, and markets power conversion devices for the semiconductor equipment industry. Mr. Djokovich served on the Board of Directors of the US Olympic

Committee from 2000 to 2004 and served as President of USA Team Handball from 2000 to 2004. Mr. Djokovich holds a Bachelor of Science degree in Engineering from the United States Air Force Academy.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of April 15, 2008 by: (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of our Common Stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group.

Name and Address Beneficial Owner[1]	Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
National Electrical Benefit Fund 1125 15th Street, N.W., Room 912 Washington, D.C. 20005	2,551,377[4]	9.3%
Cortina Asset Management, LLC 330 East Kilbourn Avenue Suite 850 Milwaukee, WI 53202	2,489,072[5]	9.4
William W. Staunton	1,029,630[6]	3.8
Eric A. Balzer	543,526[7]	2.0
William G. Howard	485,754[8]	1.8
William L. George	151,754[9]	*
Jack L. Saltich	151,754[10]	*
Theodore J. Coburn	151,754[11]	*
Eric Kuo	1,428[12]	*
Robert R. Djokovich	174,677[13]	*
All directors and executive officers as a group (8 persons)	2,690,277[14]	9.4

* Less than one percent

(1) For directors and officers, the address is c/o Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

(2) Such persons or entities have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them, subject to community property laws where applicable, except as otherwise indicated in the information contained in these footnotes.

(3) Pursuant to Rule 13d-3(d)(1)(B) of the Securities Exchange Act of 1934, as amended, shares of Common Stock issuable upon the exercise of warrants or stock options held by each person or entity set forth in the table which are currently or become exercisable within 60 days are included in the number of shares of Common Stock outstanding for purposes of determining the percentage ownership of such person or entity.

(4) Includes: (i) 1,638,680 shares of Common Stock owned by the National Electrical Benefit Fund (the "Fund"); (ii) 905,697 shares of Common Stock issuable upon exercise of warrants held by the Fund; and (iii) 7,000 shares of Common Stock issuable upon exercise of vested options held by the Fund. The trustees of the Fund share voting and dispositive powers as to such shares.

(5) Cortina Asset Management, an investment advisor, beneficially owns 789,072 shares over which it possesses sole voting power and 1,700,000 shares as to which Cortina has dispositive power, based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007.

(6) Includes: (i) 80,880 shares of Common Stock owned directly; (ii) 783,750 shares of Common Stock issuable to Mr. Staunton upon exercise of options that are vested and exercisable within 60 days from April 15, 2008; and (iii) 165,000 shares of restricted stock that will only vest upon the achievement of certain performance targets prior to December 31, 2009.

(7) Includes: (i) 127,026 shares of Common Stock owned directly; (ii) 276,500 shares of Common Stock issuable to Mr. Balzer upon exercise of options that are vested and exercisable within 60 days from April 15, 2008; and (iii) 140,000 shares of restricted stock that will only vest upon the achievement of certain performance targets prior to December 31, 2009.

(8) Includes: (i) 1,754 shares of Common Stock owned directly; and (ii) 484,000 shares of Common Stock issuable to Dr. Howard upon exercise of options that are vested and exercisable within 60 days from April 15, 2008.

(9) Includes: (i) 1,754 shares of Common Stock owned directly; and (ii) 150,000 shares of Common Stock issuable to Dr. George upon exercise of options that are vested and exercisable within 60 days from April 15, 2008.

(10) Includes: (i) 1,754 shares of Common Stock owned directly; and (ii) 150,000 shares of Common Stock issuable to Mr. Saltich upon exercise of options that are vested and exercisable within 60 days from April 15, 2008.

(11) Includes: (i) 1,754 shares of Common Stock owned directly; and (ii) 150,000 shares of Common Stock issuable to Mr. Coburn upon exercise of options that are vested and exercisable within 60 days from April 15, 2008.

(12) On April 1, 2008, Mr. Kuo was issued a restricted stock award for 1,428 shares and such shares will fully vest as of April 30, 2008.

(13) Includes: (i) 34,677 shares of Common Stock owned directly; (ii) 50,000 shares of Common Stock issuable to Mr. Djokovich upon exercise of options that are vested and exercisable within 60 days from April 15, 2008; and (iii) 90,000 shares of restricted stock that will only vest upon the achievement of certain performance targets prior to December 31, 2009.

(14) Includes: (i) 251,027 shares of Common Stock owned directly; (ii) 2,044,250 shares of Common Stock issuable upon exercise of options that are vested and exercisable within 60 days from April 15, 2008; and (iii) 395,000 shares of restricted stock that will only vest upon the achievement of certain performance targets prior to December 31, 2009 by executive officers of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of December 31, 2007, relating to equity compensation plans of the Company pursuant to which common stock is authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	5,683,445	$3.38	891,089
Equity compensation plans not approved by security holders(2)	413,746	$3.94	14,184
Total	6,097,191	$3.42	905,273

(1) Includes options granted under the Company's 1995 Stock Option Plan, as amended (the "1995 Plan"), and the 2005 Incentive Award Plan (the "2005 Plan"), collective, the "Plans." The options granted under the Plans become exercisable in full or in installments pursuant to the terms of each grant. Directors and officers of the Company are eligible to participate in these Plans.

(2) On August 17, 1999, our Board of Directors adopted the 1999 Stock Option Plan under which a total of 700,000 shares of the Company's Common Stock were authorized for issuance pursuant to the exercise of stock options granted there under. The exercise price of all non-quali-

fied stock options must be equal to at least 95% of the fair market value of the common stock on the date of grant and the maximum term of each grant is ten years. Options granted become exercisable in full or in installments pursuant to the terms of each grant. Directors and executive officers of the Company are not eligible to participate in the 1999 Plan. We did not issue any stock options under the 1999 Stock Option Plan during 2007.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our objective is to attract, retain and motivate highly qualified executives with competitive compensation packages and reward them for achieving the goals we set for our company and the individual executive officers. Our executive officer compensation program supports our business strategy with the goal of enhancing the value of our Company by improving top-line results while remaining focused on cash flow performance and increased operating efficiency.

Our compensation program emphasizes a pay-for-performance concept, meaning an individual's compensation and career advancement depends upon meeting and exceeding pre-established Company objectives and goals. The Company's financial performance, as well as the individual executive's performance, are considered when determining an individual executive's compensation.

Role of Compensation Committee and Administration of Compensation Program

Our Compensation Committee is responsible for recommending and implementing our compensation program for our Chief Executive Officer and our other executive officers. Each year, the Compensation Committee reviews any reports from outside consultants and any other market data gathered and recommendations from the Chief Executive Officer with respect to his direct reports and makes recommendations on compensation for the named executive officers to the Board of Directors. The Committee also approves the grant of any discretionary equity-based benefits such as stock options and restricted stock to our named executive officers. Our long-term incentive programs consist of restricted stock and stock option awards. Our current 2007 challenge grants of restricted stock awards provide management incentives for performance over a three-year period from 2007 through 2009.

In 2007, the Compensation Committee again hired an independent executive compensation consultant, DolmatConnell & Partners, to review market data and make recommendations regarding the competitiveness of our executive compensation programs with respect to our 2008 executive compensation program. DolmatConnell & Partners reported the finding of its review directly to the Compensation Committee and provided relevant market data from the Company's peer group against which the competitiveness of our total compensation, base salary, annual bonuses, and long-term incentives were compared. The peer group includes U.S.-based public companies in the semiconductor industry, without controlling equity holders, with revenues of $30M to $120M (approximately one half to 2 times the Company's estimated 2008 revenue guidance) and positive revenue growth. There were 12 peer companies considered in the study conducted in the fourth quarter of 2007: Anaren, Inc.; California Micro Devices Corporation; Exar Corporation; hi/fn, Inc.; IntriCon Corporation; Leadis Technology, Inc.; Maxell Technologies, Inc.; Microtune, Inc.; MIPS Technologies, Inc.; NetLogic Microsystems, Inc.; Peerless Systems Corporation; and Wireless Telecom Group, Inc.

The December 2006 compensation study used for 2007 compensation decisions showed that our Chief Executive Officer and Chief Financial Officer base salaries were at the 59th percentile, and the 50th percentile, respectively, of the peer group used for this study for similar positions and functions. However, variable compensation (actual total cash) and historical stock awards (long-term incentives) were below market at approximately the 25th percentile relative to our peer group, which were considered in the Committee's determination of compensation for 2007 and beyond. The study also showed that the senior management's base salaries were at the market median of the reviewed peer group for their position and functions, however, variable compensation and the historic stock awards were at the 25th percentile, on average.

The Compensation Committee concluded that in light of the findings, an adjustment would be made to bring total compensation for 2007 in line with peer group statistics. The adjustment made by the Compensation Committee was in the form of restricted stock awards granted to our named executive officers. On December 19, 2006 restricted stock awards were granted with a one year vesting period as follows: Chief Executive Officer, Mr. Staunton, received 90,000 shares; Chief Financial Officer, Mr. Balzer, received 60,000 shares; and Chief Operating Officer, Mr. Djokovich, received 32,500 shares. These restricted stock awards were fully vested on December 19, 2007.

Executive Compensation Components for 2007

Our executive officer compensation program consisted of:

- Base salary;
- Annual cash incentive bonuses;
- Equity awards;
- Long-term incentive plan consisting of restricted stock awards;
- Employee benefit plans generally available to our employees, including medical and dental insurance, life insurance and disability plans;
- 401(k) Retirement Plan company matching contributions; and
- Perquisites and other benefits.

Impact of 2007 Individual Performance

The Compensation Committee evaluates the performance of our Chief Executive Officer annually. The Compensation Committee generally considers the same factors in determining the Chief Executive Officer's compensation as it does for other executive officers, including both subjective and objective factors. Each year, the Compensation Committee reviews any reports from outside consultants and any other market data gathered and recommendations from the Chief Executive Officer with respect to his direct reports and makes recommendations on compensation for the named executive officers to the Board of Directors. The independent directors then meet as a group in executive session to review the named executive officers performance and the recommendations of the Committee, and uses this review to determine the base salary, annual incentive cash bonus and equity awards.

Our Chief Executive Officer reviews the performance of our Chief Financial Officer and Chief Operating Officer annually. He bases his evaluation on his knowledge of each executive officer's performance and feedback provided by each executive officer's peers and direct reports. In addition, our Chief Executive Officer also reviews the compensation data gathered from the compensation surveys provided by DolmatConnell & Partners, and after considering all relevant information, makes recommendations to the Committee on each executive officer's base salary, annual incentive cash bonuses and equity awards for our named executive officers for current year and future year compensation decisions.

Design of our Compensation Programs

The Compensation Committee considers multiple factors when determining recommendations for the amount of total compensation, which includes base salary, annual incentive cash bonus and long-term incentive plans. These multiple factors include peer group compensation, company performance, individual performance, and the relative position. However, compensation may vary from these guidelines based upon the role of the position within our organization, and the executive's experience and performance in achieving objectives.

Proxy Statement

The Compensation Committee believes that the compensation package for executive officers should consist of the following principal components, which underlie our pay-for-performance philosophy:

- Provide competitive compensation to attract and retain executive talent with the capability to lead within a global company;
- Provide annual base salary competitive with peer group companies who are similar to the Company in terms of industry and revenue.
- Provide incentives for individual initiative, leadership and achievement with annual target incentive cash bonuses, the amount of which is dependent on our financial performance;
- Long-term equity programs that consists of stock option or other forms of equity awards;
- Long-term equity incentive compensation plan consisting of performance-contingent restricted stock awards that encourage management to focus on shareholder return;
- Promote executive ownership of our common stock to further align executive's financial interest with stockholders' interest; and
- Appropriate compensation in the event of a change-in-control related termination.

Base Salary

Base salaries are designed to provide executive officers with a level of predictability and stability with respect to a portion of their total compensation package.

When the Committee determines recommendations regarding the executive officers' base salaries, they take into account each officer's role and level of responsibility at the Company. Executive officers with the highest level of responsibility have the lowest percentage of their compensation fixed as base salary and the highest percentage of their compensation at risk.

Recommendations regarding adjustments to base salary are considered at the Compensation Committee's meeting in December of each year. At the end of 2007, changes to the base salaries of our executive officers for 2008 reflected both a review based on their performance and competitive comparisons.

Name	2007 Base Salary($)	Increase from Prior Year(%)	2008 Base Salary($)	Increase from Prior Year(%)
William W. Staunton Chief Executive Officer	400,000	12	408,000	2
Eric A. Balzer Chief Financial Officer	292,367	10	306,600	5
Robert R. Djokovich Chief Operating Officer	246,100	7	260,000	5.7

Based on peer group data, base salaries of the listed officers were, on average, positioned between the 50th and 75th percentiles of our peer group.

Incentive-Based Compensation

Our pay-for-performance program includes performance-based cash compensation that rewards strong financial performance and equity awards that reward the achievement of long-term performance. Annual incentive cash payments are determined primarily by our financial results and are not linked directly to the Company's stock price performance. The Committee believes that targeting total cash compensation at the 75th percentile is appropriate because of the high proportion of cash compensation that is variable and at risk.

The Committee determines recommendations regarding the amount of equity grants and long-term grants based on its subjective consideration of factors such as relative job scope, expected future contributions to the growth and development of the company, and the competitiveness of grants relative to our peer group. When evaluating future contributions, the Committee projects the value of the executive officer's future performance based on the officer's expected career development.

2007 Annual Incentive Cash Bonus Program

Participants in the 2007 Annual Incentive Cash Bonus Program include our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, certain Senior Vice President and Vice Presidents, and other non-executive employees. Revenue, pre-tax net income and net income percentage, excluding stock-based compensation expense were key financial components of our 2007 Annual Incentive Cash Bonus Program. The financial targets under the 2007 Annual Incentive Cash Bonus Program were $42.1 million in revenue and 3.5% of pre-tax net income, excluding stock-based compensation expense. In 2007, our revenue was $51 million, an increase of 26% compared to 2006 and pre-tax net income, excluding stock-based compensation, was $4.7 million, an increase of 213% compared to 2006. The target bonus payout for each executive officer was 70% of salary for our CEO, Mr. Staunton, 60% of salary for our CFO, Mr. Balzer, and 50% of salary for our COO, Mr. Djokovich. Bonus payouts were capped at 200%.

The Compensation Committee and Board reviewed the performance against the objectives set forth in the 2007 Annual Incentive Cash Bonus Program during the first quarter of 2008. Based on 2007 actual financial results, the objectives of the 2007 Annual Incentive Cash Bonus Program were achieved and bonuses based on these objectives were paid to the executive officers at 200% of their target bonus payout percentages during the first quarter of 2008. Cash bonuses were also paid to certain members of senior management, and non-commissioned employees received a cash bonus, the amount of the bonus depended on responsibility level and individual performance.

2008 Annual Incentive Cash Bonus Program

In February 2008, the Committee and Board approved the financial targets for the Company's 2008 Annual Incentive Cash Bonus Program. Participants in the 2008 Annual Incentive Cash Bonus Program include our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, certain Senior Vice President and Vice Presidents, and other non-executive employees. The 2008 Annual Incentive Cash Bonus Program requires 100% achievement of certain levels of revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense prior to any payouts under the plan. The target bonus payout for each executive officer will be 100% of base salary for our CEO, Mr. Staunton; 75% of base salary for our CFO, Mr. Balzer; and 65% of base salary for our COO, Mr. Djokovich.

The financial targets under the 2008 Annual Incentive Cash Bonus Program are as follows:

- 24% to 28% total revenue growth year over year
- 10% to 12% pre-tax net income, excluding stock-based compensation expense

The cash bonuses are payable in the first quarter after year-end financial results have been issued. The eligible participants must be employed on the date of bonus payout to participate in the program.

Equity Awards and Long-term Incentives

The Compensation Committee of the Board of Directors views the granting of performance-based stock awards as a valuable incentive that serves to attract, retain and motivate executive officers and other key employees, as well as align their interests more closely with our corporate objectives.

Challenge Grants

The Company's executive officers and certain members of senior management participate in our 2007 Challenge Grants Program. The Compensation Committee and Board approved the 2007 Challenge Grants for the period of January 2007 through December 2009.

Under the 2007 Challenge Grants Program, the Committee and Board approved the grant of restricted stock awards to each of Mr. Staunton, our CEO; Mr. Balzer, our CFO; and Mr. Djokovich, our COO, subject to the Company's achievement of certain operational milestones by no later than December 31, 2009. Mr. Staunton was granted 165,000 shares of restricted stock, Mr. Balzer was granted 140,000 shares of restricted stock, and Mr. Djokovich was granted 90,000 shares of restricted stock. The vesting of such restricted stock awards is based upon the achievement of the long-term incentive performance targets approved by the Compensation Committee. The restricted stock awards shall be subject to no vesting condition other than achievement by the Company of the performance targets before or as of December 31, 2009, and the full-time employment by the Company of the recipient of a restricted stock award on the last day of the year in which the incentive performance target is achieved. If the minimum performance targets for annual revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense, by year-end 2009 are not realized, or if the recipient of a restricted stock award is not a full-time employee of the Company on the last day of the year in which the incentive performance target is achieved, the restricted stock awards will not vest and such shares will be forfeited. Partial achievement of the performance targets above a minimum specified level for annual revenue and net income before stock-based compensation expense will result in partial vesting of the restricted stock awards.

Restricted Stock Awards

In 2006 and on a limited basis, the Company began granting employees restricted stock awards ("RSA") in addition to stock options. Stock options provide actual economic value to the holder if the price of our common stock has increased from the grant date at the time the option is exercised. In contrast, RSAs have economic value when they vest, even if the stock price declines or stays flat. RSAs assist us in retaining executive officers because they have more stable value. Restricted stock generally vests in a one-year period as long as the optionee remains an employee.

In February 2007, based on our Company's accomplishments during 2006, the Compensation Committee and Board approved a special bonus of restricted stock to our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, members of senior management and certain employees based on individual performance. All such restricted stock awards vested in February 2008. Mr. Staunton received 27,354 shares, Mr. Balzer received 17,026 shares, and Mr. Djokovich received 12,278 shares of common stock.

Stock Option Grants

To encourage an optionee to remain in our employ, options generally vest in annual installments over four years. In 2007, options to purchase an aggregate of 290,000 shares of Common Stock and 451,658 shares of restricted stock were granted to executive officers, which represented approximately 50% of all options and restricted stock granted to our employees in 2007. Information concerning options granted during 2007 to named executive officers is provided in the table entitled "Grants of Plan-Based Awards for 2007" below.

On December 11, 2007, the Compensation Committee and Board granted annual stock options to our named executive officers and employees. All such stock option grants have a four year vesting period with 25% of the grant vesting on December 11, 2008 and annually 25% thereafter and carry an exercise price of $4.07 per share; the exercise price was the closing price of the Company's common stock on the grant date. Mr. Staunton received a stock option to purchase 130,000 shares, Mr. Balzer received a stock option to purchase 100,000 shares and Mr. Djokovich received a stock option to purchase 60,000 shares of common stock.

Retirement and Other Benefits

In order to attract and retain employees and provide support in the event of illness or injury, we offer all of our employees, including executive officers, medical and dental coverage, disability insurance and life insurance. All of our executive officers are entitled to participate in these plans.

We do not have a defined retirement plan for executives or employees, but instead encourage saving for retirement through our 401(k) Plan, to which we make matching contributions. Employees may contribute up to the maximum voluntary deferral amount allowed by the Internal Revenue Service. In 2007, we contributed 25% of the first 6% of salary contributed to the plan by those participating employees as a matching contribution. Payment of matching funds is paid to employees on a quarterly basis and employees must be employed on the last day of the quarter to receive the matching contribution. The Committee approved this same program for 2008. All employee contributions are vested upon contribution and any matching is vested based on years of service. Vesting is 20% each year after the first year of service.

We provide car allowance, air and other travel for executive officers for business purposes only.

Change-in-Control Agreements

Effective April 25, 2007, the Company entered into Change-in-Control Agreements (the "Agreements") with its executive officers: William W. Staunton, Chief Executive Officer; Eric A. Balzer, Chief Financial Officer; and Robert R. Djokovich, Chief Operating Officer (collectively, the "Executive Officers"). The Company entered into such Agreements to induce and help assure continuity of management and operations. The Agreements continue in effect until April 25, 2009 and automatically renew for successive one (1) year terms unless notice of non-renewal is given ninety (90) days prior to such renewal date.

Under the Agreements, executive officers, in the event of termination of the executive's employment by the Company within 12 months of a change-in-control, other than for "Cause," or by the executive for "Good Reason," will receive:

- A severance payment equal to two times current annual base salary;
- An amount equal to the greater of either two times the bonus paid to the executive for the prior fiscal year, or two times the target bonus for the current year.
- Immediate acceleration of vesting of all outstanding equity awards (stock options and restricted stock) granted to the executive;
- Reimbursement for up to 18 months of continued eligibility to participate in medical and health benefit plans on the same use, terms and conditions in effect for the executive prior to his/her termination, plus the cash value of an additional 6 months of the same coverage.
- Reimbursement of any excise taxes imposed under Internal Revenue Code Section 280G.

2007 Executive Officers Compensation Overview

Mr. William W. Staunton is our Chief Executive Officer. His compensation in 2007 consisted of an annual salary of $400,000, $33,605 vacation cash payout, $30,000 for housing, auto and travel allowances and $3,375 of matching contribution 401(k) funds. Mr. Staunton was paid $560,000 in February 2008, as a bonus for the achievement of the goals of the 2007 Annual Incentive Cash Bonus Program. In December 2007, 90,000 shares of restricted stock vested to Mr. Staunton as a competitive market adjustment. In February 2007, Mr. Staunton received a restricted stock award of 27,354 shares with a one year vesting period as a special bonus. In February 2007, the Compensation Committee also approved a restricted stock award of 165,000 shares to Mr. Staunton and vesting of such restricted stock awards is based upon the achievement of the long-term incentive performance targets before or as of December 31, 2009 and full-time employment on the last day of the year in which the incentive performance target is achieved. Partial achievement of the performance targets above a minimum specified level for revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense will result in partial vesting of the restricted stock awards.

Proxy Statement

Mr. Eric A. Balzer is our Chief Financial Officer. His compensation in 2007 consisted of an annual salary of $292,367, $7,591 for travel allowance and $3,375 of matching contribution 401(k) funds. Mr. Balzer was paid $350,840 in February 2008, as a bonus for the achievement of the goals of the 2007 Annual Incentive Cash Bonus Program. In December 2007, 60,000 shares of restricted stock vested to Mr. Balzer as a competitive market adjustment. In February 2007, Mr. Balzer received a restricted stock award of 17,026 shares with a one year vesting period as a special bonus. In February 2007, the Compensation Committee also approved a restricted stock award of 140,000 shares to Mr. Balzer and vesting of such restricted stock awards is based upon the achievement of the long-term incentive performance targets before or as of December 31, 2009 and full-time employment on the last day of the year in which the incentive performance target is achieved. Partial achievement of the performance targets above a minimum specified level for revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense will result in partial vesting of the restricted stock awards.

Mr. Robert R. Djokovich is our Chief Operating Officer. His compensation in 2007 consisted of an annual salary of $246,100 and $3,375 of matching contribution 401(k) funds. Mr. Djokovich was paid $246,000 in February 2008, as a bonus for the achievement of the goals of the 2007 Annual Incentive Cash Bonus Program. In December 2007, 32,500 shares of restricted stock vested to Mr. Djokovich as a competitive market adjustment. In February 2007, Mr. Djokovich received a restricted stock award of 12,278 shares with a one year vesting period as a special bonus. In February 2007, the Compensation Committee also approved a restricted stock award of 60,000 shares to Mr. Djokovich and vesting of such restricted stock awards is based upon the achievement of the long-term incentive performance targets before or as of December 31, 2009 and full-time employment on the last day of the year in which the incentive performance target is achieved. Partial achievement of the performance targets above a minimum specified level for revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense will result in partial vesting of the restricted stock awards.

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code), a publicly held corporation will not be allowed a federal income tax deduction for compensation paid to the executive officers named in the Summary Compensation Table to the extent that compensation (including stock-based compensation) paid to a particular officer exceeds $1 million in any fiscal year unless such compensation was based on performance goals and certain other conditions are satisfied. The Compensation Committee takes the limitations of Section 162(m) into account in making its compensation decisions, but such limitations are not necessarily a determining factor.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee during 2007 were Jack L. Saltich, William G. Howard, and William L. George. None of our executive officers or employees were members of our Compensation Committee during 2007.

COMPENSATION COMMITTEE REPORT

The Compensation Committee members reviewed and discussed with management the Compensation Discussion and Analysis information required by Item 402(b) of Regulation S-K and contained in this proxy statement, and recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for the 2008 Annual Meeting of Stockholders and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Jack L. Saltich, Chair
William G. Howard
William L. George

EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning all compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our Chief Operating Officer, during the fiscal years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary($)	Stock Awards($) (1)	Option Awards($) (1)	Non-Equity Incentive Plan Compensation($) (2)	All Other Compensation($)	Total($)
William W. Staunton	2007	400,000	492,798	172,545	560,000	66,980(3)	1,692,323
Chief Executive Officer	2006	357,706	11,007	84,617	--	61,968(4)	515,298
Eric A. Balzer	2007	292,367	345,653	97,380	350,840	10,966(5)	1,097,206
Chief Financial Officer	2006	265,788	7,338	51,624	--	24,294(6)	334,657
Robert R. Djokovich(7) Chief Operating Officer	2007	246,100	203,295	52,310	246,000	3,375(8)	751,080

(1) This column reflects the values recognized for stock option and restricted stock awards for financial statement reporting purposes for the fiscal year ended December 31, 2007 and thus may include amounts from awards granted during and prior to 2007. Please see a discussion of all assumptions used in the valuation of these awards in Note 7 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007.

(2) Accrued bonus for fiscal year 2007 paid in 2008.

(3) For fiscal year 2007 includes $33,605 for unused vacation time, $30,000 for housing and car allowances and $3,375 for our matching contribution to our 401(k) Retirement Plan.

(4) For fiscal year 2006 includes $16,801 for unused vacation time, $41,867 for housing and car allowances and $3,300 for our matching contribution to our 401(k) Retirement Plan.

(5) For fiscal year 2007 includes 7,591 for travel to and from our headquarters and $3,375 for our matching contribution to our 401(k) Retirement Plan.

(6) For fiscal year 2006 includes $15,000 for unused vacation time, $5,994 for travel to and from our headquarters and $3,300 for our matching contribution to our 401(k) Retirement Plan.

(7) Mr. Djokovich was appointed as an executive officer of our Company in April 2007.

(8) Amount paid for our matching contribution to our 401(k) Retirement Plan.

GRANTS OF PLAN-BASED AWARDS FOR 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Awards Cash($)	Estimated Future Payouts under Equity Incentive Plan Awards(1)		All Other Stock Awards Number of Stock or Units(#)	All Other Option Awards(#) (1)	Grant Date Exercise Price of Option Awards($/sh) (1)	Fair Value of Stock and Option Awards($) (2)
			Number of Stock or Units (maximum)(#)	Number of Securities Underlying Option#				
William W. Staunton		560,000						
	2/23/0				27,354			76,865
	2/23/07		165,000(3)					463,650
	12/11/07					130,000	4.07	360,100
Eric A. Balzer		350,840						
	2/23/07				17,026			47,843
	2/23/07		140,000(3)					393,400
	12/11/07					100,000	4.07	277,000
Robert R. Djokovich		246,000						
	2/23/07				12,278			34,501
	2/23/07		90,000(3)					252,900
	12/11/07					60,000	4.07	166,200

(1) All grants to the named executive officers during fiscal 2007 were made under the Company's 2005 Incentive Award Plan.

(2) The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date. Restricted stock awards were valued at the closing price on the date of grant and compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date.

(3) The vesting of such restricted stock awards is based upon the achievement of long-term incentive performance targets on or prior to December 31, 2009, and the full-time employment by the Company of the recipient of a restricted stock award on the last day of the year in which the incentive performance target is achieved. If the minimum performance targets for annual revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense by year-end 2009 are not realized, or if the recipient of a restricted stock award is not a full-time employee of the Company on the last day of the year in which the incentive performance target is achieved, the restricted stock awards will not vest and such shares will be forfeited. Partial achievement of the performance targets above a minimum specified level for annual revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense will result in partial vesting of the restricted stock awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($) (1)
William W. Staunton					27,354(2)	117,622
					165,000(3)	709,500
	0	130,000(4)	4.070	12/11/2017		
	58,750	176,250(5)	3.720	12/19/2016		
	50,000	150,000(6)	1.910	3/30/2016		
	150,000(7)	0	3.710	12/02/2014		
	100,000(8)	0	2.320	10/21/2013		
	100,000(9)	0	3.800	12/03/2012		
	75,000(10)	0	1.880	10/16/2011		
	200,000(11)	0	5.500	12/15/2010		
Eric A. Balzer					17,026(2)	73,212
					140,000(3)	602,000
	0	100,000(4)	4.070	12/11/2017		
	40,000	120,000(5)	3.720	12/19/2016		
	37,500	37,500(12)	2.292	12/07/2015		
	75,000(7)	0	3.710	12/02/2014		
	60,000(13)	0	3.010	10/26/2014		
	25,000(14)	0	3.800	12/03/2012		
	10,000(15)	0	7.250	2/02/2011		
	15,000(16)	0	7.438	1/28/2010		
	5,000(17)	0	10.563	10/03/2010		
	5,000(18)	0	7.406	12/22/2009		
	4,000(19)	0	7.030	9/01/2008		
Robert R. Djokovich					12,278(2)	52,795
					90,000(3)	387,000
	0	60,000(4)	4.070	12/11/2017		
	20,000	60,000(5)	3.720	12/19/2016		
	15,000	45,000(6)	1.910	3/30/2016		

(1) Based on the closing price as reported on the Nasdaq Global Market on December 31, 2007 of $4.30.

Proxy Statement

(2) Restricted stock awards that vest one year from the grant date of February 23, 2007.

(3) The vesting of such restricted stock awards is based upon the achievement of the long-term incentive performance targets on or prior to December 31, 2009, and the full-time employment by the Company of the recipient of a restricted stock award on the last day of the year in which the incentive performance target is achieved. If the minimum performance targets for annual revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense by year-end 2009 are not realized, or if the recipient of a restricted stock award is not a full-time employee of the Company on the last day of the year in which the incentive performance target is achieved, the restricted stock awards will not vest and such shares will be forfeited. Partial achievement of the performance targets above a minimum specified level for annual revenue, pre-tax net income, net income percentage, excluding stock-based compensation expense will result in partial vesting of the restricted stock awards.

(4) Option was granted on December 11, 2007 and vests in four equal annual installments one year from the date of grant.

(5) Option was granted on December 19, 2006 and vests in four equal annual installments one year from the date of grant.

(6) Option was granted on March 30, 2006 and vests in four equal annual installments one year from the date of grant.

(7) Option was granted on December 2, 2004, 25% of the shares vested on December 2, 2005, and the remaining shares vested on December 30, 2005 as a result of our Board of Directors' approval to accelerated vesting of all options granted with an exercise price greater than $3.50. Option was fully vested on December 30, 2005.

(8) Option was granted on October 21, 2003, vested in four equal annual installments, and was fully vested on October 21, 2007.

(9) Option was granted on December 3, 2002, 25,000 shares vested in three equal annual installments, and 25,000 shares vested on December 30, 2005 as a result of our Board of Directors' approval to accelerated vesting of all options granted with an exercise price greater than $3.50. Option was fully vested on December 30, 2005.

(10) Option was granted on October 16, 2001, vested in four equal annual installments, and was fully vested on October 16, 2005.

(11) Option was granted on December 14, 2000, 50,000 shares vested on June 15, 2001 and the remaining shares vested in three equal annual installments, and was fully vested on December 15, 2003.

(12) Option was granted on December 7, 2005 and vests in four equal annual installments one year from the date of grant.

(13) Option was granted on October 26, 2004, vested in twelve equal monthly installments, and was fully vested on September 26, 2005.

(14) Option was granted on December 3, 2002 and was fully vested on December 3, 2002. This option was granted to Mr. Balzer during the time he served solely as a director of the Company.

(15) Option was granted on February 2, 2001 and was fully vested on February 2, 2001. This option was granted to Mr. Balzer during the time he served solely as a director of the Company.

(16) Option was granted on January 28, 2000 and was fully vested on January 28, 2000. This option was granted to Mr. Balzer during the time he served solely as a director of the Company.

(17) Option was granted on October 3, 2000 and was fully vested on October 3, 2000. This option was granted to Mr. Balzer during the time he served solely as a director of the Company.

(18) Option was granted on December 22, 1999 and was fully vested on December 22, 1999. This option was granted to Mr. Balzer during the time he served solely as a director of the Company.

(19) Option was granted on September 1, 1998, vested in four equal annual installments, and was fully vested on September 1, 2002. This option was granted to Mr. Balzer during the time he served solely as a director of the Company.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William W. Staunton	0	0	90,000(1)	$366,300
Eric A. Balzer	0	0	60,000	$244,200
Robert R. Djokovich	0	0	32,500(2)	$132,275

(1) The Company reacquired 27,972 shares of restricted stock from Mr. Staunton to pay his withholding tax obligation upon vesting. The sale price to the Company was the closing price of our common stock on the vesting date, December 19, 2007. Mr. Staunton received a net total of 62,028 shares.

(2) The Company reacquired 10,101 shares of restricted stock from Mr. Djokovich to pay his withholding tax obligation upon vesting. The sale price to the Company was the closing price of our common stock on the vesting date, December 19, 2007. Mr. Djokovich received a net total of 22,399 shares.

CHANGE-OF-CONTROL AGREEMENTS

Effective April 25, 2007, the Company entered into a Change-in-Control Agreement (the "Agreements") with its executive officers: *William W. Staunton, Chief Executive Officer; Eric A. Balzer, Chief Financial Officer;* and Robert R. Djokovich, Chief Operating Officer (collectively, the "Executive Officers"). The Company entered into the Agreements to induce and help assure continuity of management and operations. The Agreements are effective until April 25, 2009 and shall automatically renew for successive one (1) year terms unless notice of non-renewal is given ninety (90) days prior to such renewal date.

As defined in the Agreements, a "Change-in-Control" generally includes the occurrence of any of the following: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of the outstanding voting securities of the Company; (ii) the approval by the Company's stockholders of a merger of the Company with or into any other corporation of which the Company is not the surviving corporation or in which the Company survives as a subsidiary of another corporation, unless (A) a majority of the members of the Company's board of directors continue to be members of the board of directors of the surviving corporation, or (B) no entity or person following the merger owns greater than 50% of the outstanding securities of the surviving entity; (iii) a consolidation of the Company with any other corporation; (iv) sale or disposition of all or substantially all of the Company's assets or the adoption of a plan of complete liquidation; or (iv) the *members of the Board of Directors or those Board members* nominated by the Company for election to the Board cease for any reason to constitute a majority of the Board.

The Agreements also provide for the Company's additional payment to the Executive Officers of the amount of any excise tax payable pursuant to Section 280G of the Internal Revenue Code by the Executive Officer pursuant to a payment under the Agreement in relation to a change-in-control.

POTENTIAL PAYMENTS UPON TERMINATION FOLLOWING A CHANGE-IN-CONTROL(1)

The table below reflects the hypothetical payments upon a change-in-control and termination of the relative executive officer as of December 31, 2007.

Termination Circumstances Within 12 months of a Change-in-Control	Cash Severance: Base Salary($) (2)	Cash Severance: Management Incentive Bonus($) (3)	Value of Accelerated Unvested Equity($) (4)	Benefits Continuation($) (5)	Gross up of I.R.C. Golden Parachute excise tax resulting from Change-in Control($) (6)	Total($)
Termination by the Company Without Cause or Executive Resignation for Good Reason:						
William W. Staunton	800,000	1,120,000	1,317,747	20,648	921,000	4,179,395
Eric A. Balzer	584,734	701,680	819,562	21,833	507,000	2,178,509
Robert R. Djokovich	492,200	492,200	247,645	27,669	141,000	1,400,714

(1) All references to base salary and bonus amounts refer to amounts described under "Compensation and Analysis" and "Summary Compensation Table."

(2) Under the Agreements, executive officers, in the event of termination of the executive's employment by the Company, other than for "Cause," or by the executive for "Good Reason," the executive will receive a severance payment equal to two times current annual base salary.

(3) This amount is equal to the greater of either two times the bonus paid to the executive for 2007, paid in the first quarter of 2008, or two times the target bonus for 2008 year to be paid in the first quarter of 2009.

(4) The estimated value as of December 31, 2007 of immediate acceleration of vesting of all outstanding equity awards (stock options and restricted stock) granted to the executive.

(5) Reimbursement for up to 18 months of continued eligibility to participate in medical and health benefit plans on the same use, terms and conditions in effect for the executive prior to his/her termination, plus the cash value of an additional 6 months of the same coverage.

(6) We will reimburse any excise taxes imposed under Internal Revenue Code Section 280G.

CODE OF CONDUCT

Our Code of Conduct, which applies to all employees, including all executive officers and senior officers, and directors is posted to our website www.ramtron.com. Any material changes to the Code of Conduct will also be disclosed on our website. Any waivers of the Code of Conduct for our executive officers, directors or senior financial officers must be approved by our Audit Committee and those waivers, if any would be disclosed on our website under the caption, "Exceptions to the Code of Conduct." There have been no waivers to the Code of Conduct.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and The Nasdaq Stock Market. Officers, directors, our chief accounting officer, and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish to the Company copies of all Section 16(a) forms filed.

To our knowledge and based solely on our review of the copies of such forms received by us, and written representations from certain reporting persons that no other forms were required during the fiscal year ended December 31, 2007, our required Section 16 filers complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are our relationships and related-party transactions between our company and our officers, directors and principal stockholders or their affiliates. No new relationships and related-party transactions have been entered into since January 1, 2007.

Transactions Involving the National Electrical Benefit Fund. The National Electrical Benefit Fund (the "Fund") was during 2007 and continues to be a principal stockholder of our company.

Pursuant to a Stock and Warrant Purchase Agreement dated March 13, 1989 between the Company and the Fund, as amended, the Company agreed to pay to the Fund, for as long as the Fund owns at least 5% of the outstanding shares of the Company's common stock, a reasonable monthly consulting fee of not more than $5,000 and to reimburse the Fund for all out-of-pocket expenses incurred in monitoring the Fund's investment in the Company. During 2007, the Company was obligated to pay to the Fund approximately $60,000 in payment of such fees and expenses.

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed Ehrhardt Keefe Steiner & Hottman PC as our independent auditors, to audit our consolidated financial statements for the year ending December 31, 2008. A representative of Ehrhardt Keefe Steiner & Hottman PC is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

On April 10, 2007, the Audit Committee engaged Ehrhardt Keefe Steiner & Hottman PC ("EKS&H") as Ramtron's independent registered public accounting firm for the fiscal year ending December 31, 2007.

The independent registered public accounting firm of KPMG, LLP, audited our financial statements for the fiscal year ended December 31, 2006, and were our independent auditors from July 2002 until March 2007.

The aggregate fees billed for professional services by EKS&H, relating to the audit of our 2007 consolidated financial statements and the fees for other professional services billed in 2007 were:

Type of Fee	2007
Audit fees	$234,000
All other fees	1,300

Proxy Statement

Audit Fees. EKS&H's fees billed to us relating to the 2007 annual audit services and the review of interim financial statements.

All Other Fees. EKS&H's fees billed to us during 2007 for Securities and Exchange Commission filings not included in the above categories.

Financial Information Systems Design and Implementation Fees. EKS&H did not render any professional services to us in 2007 with respect to financial information systems design and implementation.

The aggregate fees billed for professional services by KPMG, LLP, relating to the audit of our 2006 consolidated financial statements and the fees for other professional services billed in 2006 were:

Type of Fee	2006
Audit fees	$346,301
Audit related fees	12,000
Tax fees	4,500
All other fees	5,815

Audit Fees. KPMG's fees billed to us relating to the 2006 annual audit services and the review of interim financial statements.

Audit-Related Fees. KPMG's fees billed to us during 2006 for audit-related services including fees for our employee benefit plan audit that were not included under the heading "Audit Fees."

Tax Fees. KPMG's fees billed to us during 2006 for tax consultation and tax return preparation services.

All Other Fees. KPMG's fees billed to us during 2006 for Securities and Exchange Commission filings not included in the above categories.

Financial Information Systems Design and Implementation Fees. KPMG did not render any professional services to us in 2006 with respect to financial information systems design and implementation.

The Audit Committee has established a policy whereby the Audit Committee must pre-approve all audit and permitted non-audit services performed by the Company's independent auditors in accordance with a prior description of the services to be performed and specific estimates for each such services. The Audit Committee pre-approved all of the services performed by EKS&H during fiscal 2007.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for overseeing management's financial reporting practices and internal controls and audit function. During 2007, the Audit Committee was composed of three outside, independent directors, all of whom meet the independence requirements of applicable Securities and Exchange Commission rules and regulations and listing requirements of The Nasdaq Stock Market. During 2007, Mr. Theodore J. Coburn was the Audit Committee financial expert as defined under applicable Securities and Exchange Commission rules and was also deemed to be a financially sophisticated Audit Committee member under applicable NASDAQ rules. The Audit Committee operates under a written charter adopted by the Board of Directors and a copy is filed as Appendix A to this Proxy. The charter is annually reassessed and updated, as needed, in accordance with applicable rules of the Securities and Exchange Commission and The Nasdaq Stock Market. The Audit Committee Charter is also available on our website at www.ramtron.com.

In connection with our consolidated financial statements for the fiscal year ended December 31, 2007, the Audit Committee has:

- Reviewed and discussed our audited consolidated financial statements as of and for the year ended December 31, 2007 with our independent registered public accounting firm and our management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and judgments, critical accounting policies and the clarity of disclosures in the financial statements.

- Discussed with the independent registered public accounting firm matters required of auditors to be discussed by Statement on Auditing Standards No. 114 (Communication with Audit Committees).

- Our independent registered public accounting firm also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm their independence.

Based on these actions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Theodore J. Coburn, Chair
William G. Howard
Jack L. Saltich

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITORS NAMED ABOVE

OTHER MATTERS

We currently know of no matters to be submitted at the Annual Meeting other than those described herein. If any other matters properly come before the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

FORM 10-K

COPIES OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, RAMTRON INTERNATIONAL CORPORATION, 1850 RAMTRON DRIVE, COLORADO SPRINGS, COLORADO 80921.

By Order of the Board of Directors

Eric A. Balzer
Secretary

Colorado Springs, Colorado
April 22, 2008

APPENDIX A

RAMTRON INTERNATIONAL CORPORATION
AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors of Ramtron International Corporation, a Delaware corporation (the "Company"), is to represent and assist the Board of Directors in its general oversight of the Company's accounting and financial reporting processes, audits of the financial statements, internal control and audit functions, and compliance with legal and regulatory requirements and ethical standards adopted by the Company.

Composition of the Committee

The Committee will be comprised of three or more members. Each Committee member shall meet the director and audit committee member independence and financial literacy criteria of The Nasdaq Stock Market, Inc. ("Nasdaq"). At least one member of the Committee must be financially sophisticated as determined by the Board of Directors, and no Committee member shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the three years prior to the appointment of such member to the Committee. Appointment to the Committee, including the designation of the Chair of the Committee and the designation of any Committee members as "audit committee financial experts," shall be made by the full Board of Directors. Committee members shall serve at the pleasure of the Board of Directors and for such term or terms as the Board of Directors may determine.

Each Committee member shall be able to read and understand fundamental financial statements, including a balance sheet, an income statement and a cash flow statement. The designation or identification of a person as having financial sophistication or as a financial expert shall not (a) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board of Directors in the absence of such designation or identification; or (b) affect the duties, obligations or liability of any other member of the Committee or Board of Directors.

Duties and Responsibilities of the Committee

The Committee is responsible for overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company on behalf of the Board of Directors. Management is responsible for (a) the preparation, presentation and integrity of the Company's financial statements; (b) accounting and financial reporting principles; and (c) the Company's internal controls and procedures designed to promote compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards.

In performing its responsibilities, the Committee shall have the full power and authority to carry out the following responsibilities in accordance with Nasdaq listing requirements and rules and regulations promulgated by the Securities and Exchange Commission ("SEC"):

1) Retain the Independent Auditors: The Committee has the sole authority to (a) retain and terminate the Company's independent auditors, (b) approve all audit engagement fees, terms and services and (c) approve any non-audit engagements with the Company's independent auditors. The Committee may delegate the authority to grant any pre-approvals of non-audit engagements to one or more members of the Committee as it designates, subject to the delegated member or members reporting any such pre-approvals to the Committee at its next scheduled meeting.

2) Review and Discuss the Independence of the Auditors: In connection with the retention of the Company's independent auditors, the Committee is to, at least annually, review and discuss the information provided by management and the auditors relating to the independence of the audit firm, including, among other things, information related to the non-audit services provided and expected to be provided by the auditors. The Committee is responsible for (a) ensuring that the independent auditors submit at least annually to the Committee a formal written statement delineating all relationships between the auditors and the Company consistent with applicable independence standards, including Independence Standards Board Standard 1, (b) actively engaging in a dialogue with the auditors with respect to any disclosed relationship or services that may impact the objectivity and independence of the auditors and (c) taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the auditor. In connection with the Committee's evaluation of the auditors' independence, the Committee shall also take such steps as may be required by law with respect to the identification and regular rotation of the audit partners serving on the Company's audit engagement team.

3) Set Hiring Policies: The Committee is to set hiring policies for employees or former employees of the independent auditors.

4) Review and Discuss the Audit Plan and Results: The Committee shall review and discuss with the independent auditor: (a) its audit plans, and audit procedures, including the scope, fees and timing of the audit; (b) the results of the annual audit examination and accompanying management letters; and (c) the results of the independent auditor's procedures with respect to interim periods.

5) Review and Discuss Conduct of the Audit: The Committee shall provide sufficient opportunity for the internal and independent auditors to meet with the members of the audit committee without members of management present, evaluate the cooperation received by the independent auditors during their audit examination, including their access to all requested records, data and information, and elicit the comments of management regarding the responsiveness of the independent auditors to the Company's needs.

6) Review and Discuss Financial Statements and Disclosures: The Committee is to review and discuss with appropriate officers of the Company and the independent auditors the annual audited and quarterly financial statements of the Company, as well as (a) the adequacy and effectiveness of the Company's internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management); (b) the Company's internal audit procedures; and (c) the adequacy and effectiveness of the Company's disclosures controls and procedures, and management reports thereon.

7) Review and Discuss Earnings Press Releases: The Committee is to review and discuss earnings and other financial press releases (including any use of "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies (which review may occur after issuance and may be done generally as a review of the types of information to be disclosed and the form of presentation to be made).

8) Review and Discuss Internal Audit Plans: The Committee is to review and discuss with the senior internal auditing executive and appropriate members of the staff of the internal auditing department the plans for and the scope of their ongoing audit activities, including adequacy of staffing and compensation.

9) Review and Discuss Internal Audit Reports: The Committee is to review and discuss with the senior internal auditing executive and appropriate members of the staff of the internal auditing department the annual report of the audit activities, examinations and results thereof of the internal auditing department.

10) Review and Discuss the Recommendations of Independent Auditors: The Committee may review and discuss with the senior internal auditing executive and the appropriate members of the staff of the internal auditing department recommendations made by the independent auditors and the senior internal auditing executive, as well as such other matters, if any, as such persons or other officers of the Company may desire to bring to the attention of the Committee.

11) Review and Discuss External Audit Reports: The Committee is to review and discuss reports from the independent auditors on (a) all critical accounting policies and practices used by the Company; (b) alternative accounting treatments within GAAP related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor; and (c) other material written communications between the independent auditor and management.

12) Assurance Regarding Conduct. Obtain assurance from the independent auditors that in the course of conducting the audit, there have been no acts detected or that have otherwise come to the attention of the audit firm that require disclosure to the Committee under SEC rules and regulations.

13) Discuss Risk Management Policies: The Committee is to discuss guidelines and policies with respect to risk assessment and risk management to assess and manage the Company's exposure to risk. The Committee should discuss the Company's major financial risk exposures and the steps management has taken to monitor and control these exposures.

14) Obtain Reports Regarding Conformity With Legal Requirements and the Company's Code of Conduct: The Committee shall investigate, review and report to the Board the propriety and ethical implications of any transactions, as reported or disclosed to the Committee by the independent auditors, employees, officers, members of the Board or otherwise, between the Company and any employee, officer or member of the Board of the Company or any affiliates of the foregoing. The Committee is to periodically obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct. The Committee should advise the Board of Directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct.

15) Approve Related Party Transactions: The Committee is to approve all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.

16) Establish Procedures for Complaints Regarding Financial Statements or Accounting Policies: The Committee is to establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

17) Discuss With Compliance Officer or Counsel Matters Regarding Financial Statements or Compliance Policies: The Committee should discuss with the Company's compliance officer and legal counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

18) Review and Discuss Other Matters: The Committee should review and discuss such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

19) Make Board Reports: The Committee should report its activities regularly to the Board of Directors in such manner and at such times as the Committee and the Board of Directors deem appropriate, but in no event less than once a year. Such report shall include a review of any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function.

20) Maintain Flexibility. The Committee, in carrying out its responsibilities, policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behavior.

Meetings of the Committee

The Committee shall meet in person or telephonically at least quarterly, or more frequently as it may determine necessary, to comply with its responsibilities as set forth herein. The Chairman of the Committee shall, in consultation with the other members of the Committee, the Company's independent auditors and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing agenda therefor and supervising the conduct thereof. The Committee may also take any action permitted hereunder by unanimous written consent.

The Committee may request any officer or employee of the Company or the Company's outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall meet with the Company's management, the internal auditors and the independent auditors periodically in separate private sessions to discuss any matter that the Committee, management, the independent auditors or such other persons believes should be discussed privately.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors as the Committee deems necessary to carry out its duties. The Company will provide for appropriate funding, as determined by the Committee, for payment of expenses of the Committee and any independent advisors the Committee may retain.

Audit Committee Report

The Committee will prepare, with the assistance of management and outside legal counsel, the Audit Committee Report to be included in the Company's annual proxy statement.

Annual Review of Charter

The Committee will conduct and review with the Board of Directors annually an evaluation of the adequacy of this Charter and recommend any changes to the Board of Directors. The Committee may conduct this charter evaluation in such manner as the Committee, in its business judgment, deems appropriate.

Annual Performance Evaluation

The Committee will conduct and review with the Board of Directors annually an evaluation of the Committee's performance with respect to the requirements of this Charter. This evaluation should also set forth the goals and objectives of the Committee for the upcoming year. The Committee may conduct this performance evaluation in such manner as the Committee, in its business judgment, deems appropriate.

Financials

FINANCIAL HIGHLIGHTS

The following selected financial data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

RAMTRON INTERNATIONAL CORPORATION
SELECTED FINANCIAL DATA

for the years ended December 31, 2007, 2006, 2005, 2004 and 2003

(In thousands, except per share data)	2007	2006	2005	2004	2003
Revenue	$51,094	$40,481	$34,392	$39,494	$28,733
Gross margin, product sales	25,983	20,657	15,789	20,032	13,482
Income (loss) from continuing operations	9,891	457	(2,642)	3,457	(712)
Income (loss) from discontinued operations	--	--	(3,849)	145	(8,793)
Net income (loss) applicable to common shares	9,891	457	(6,491)	3,602	(9,505)
Earnings (loss) per share from continuing operations:					
- basic	$ 0.39	$ 0.02	$ (0.11)	$ 0.15	$ (0.03)
- diluted	$ 0.37	$ 0.02	$ (0.11)	$ 0.14	$ (0.03)
Earnings (loss) per share - basic	$ 0.39	$ 0.02	$ (0.28)	$ 0.16	$ (0.43)
Earnings (loss) per share - diluted	$ 0.37	$ 0.02	$ (0.28)	$ 0.15	$ (0.43)
Working capital	15,162	11,242	10,133	16,319	12,168
Total assets	46,526	32,457	32,816	33,653	29,645
Total long-term debt	4,894	5,859	7,137	4,914	2,669
Stockholders' equity	31,205	17,072	14,494	15,192	11,042
Cash dividends per common share[1]	--	--	--	--	--

(1) We have not declared any cash dividends on our common stock and do not expect to pay such dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis is intended to provide greater details of our results of operations and financial condition. The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto and other financial data included elsewhere herein. Certain statements under this caption constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, and, as such, are based on current expectations and are subject to certain risks and uncertainties. You should not place undue reliance on these forward-looking statements for many reasons including those risks discussed under Part I. Item 1A. Risk Factors and elsewhere in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2008. Forward-looking statements may be identified by the use of forward-looking words or phrases such as "will," "may," "believe," "expect," "intend," "anticipate," "could," "should," "anticipate," "plan," "estimate," and "potential," or other similar words.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to bad debts, inventories, long-lived assets, intangible assets, income taxes, accrued expenses and other contingencies. We base our estimates and judgments on our historical experience, market trends, financial forecasts and projections and on other assumptions that we believe are reasonable under the circumstances, and apply them on a consistent basis. Any factual errors or errors in these estimates and judgments may have a material impact on our financial condition, operating results and cash flows.

Recognition of Revenue. Revenue from product sales to direct customers and distributors is recognized upon shipment as we generally do not have any post-shipment obligations or allow for any acceptance provisions. In the event a situation occurs to create a post-shipment obligation, we would defer revenue recognition until the specific obligation was satisfied. We defer recognition of sales to distributors when we are unable to make a reasonable estimate of product returns due to insufficient historical product return information. The revenue recorded is dependent upon estimates of expected customer returns and sales discounts based upon both historical data and management estimates.

Revenue from licensing programs is recognized over the period we are required to provide services under the terms of the agreement. Revenue from research and development activities that are funded by customers is recognized as the services are performed. Revenue from royalties is recognized upon the notification to us of shipment of product from our technology license partners to direct customers.

Inventory Valuation. We write-down our inventory for estimated obsolescence or lack of marketability for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts. We seek to maintain a stringent credit approval process although our management must make significant judgments in assessing our customers' ability to pay at the time of shipment. Despite this assessment, from time to time, customers are unable to meet their payment obligations. If we are aware of a customer's inability to meet its financial obligations to us, we record an allowance to reduce the receivable to the amount we reasonably believe we will be able to collect from the customer. For all other customers, we record an allowance based upon the amount of time the receivables are past due. If actual accounts receivable collections differ from these estimates, an adjustment to the allowance may be necessary with a resulting effect on operating expense. We continue to monitor customers' credit worthiness, and use judgment in establishing the estimated amounts of customer receivables which will ultimately not be collected.

In addition, our distributors have a right to return products under certain conditions. We recognize revenue on shipments to distributors at the time of shipment, along with a reserve for estimated returns based on historical data and future estimates.

Deferred Income Taxes. As part of the process of preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to estimate our income taxes on a consolidated basis. We record deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts recorded in the consolidated financial statements, and for operating loss and tax credit carry forwards. Realization of the recorded deferred tax assets is dependent upon our generating sufficient taxable income in future years to obtain benefit from the reversal of net deductible temporary differences and from tax credit and operating loss carry forwards. A valuation allowance is provided to the extent that management deems it more likely than not that the net deferred tax assets will not be realized. The amount of deferred tax assets considered realizable is subject to adjustment up or down in future periods if estimates of future taxable income are changed. Future adjustments could materially affect our financial results as reported in conformity with accounting principles generally accepted in the United States of America and, among other effects, could cause us not to achieve our projected results.

We have determined, based on all available evidence, that it is more likely than not that deferred tax assets of approximately $7.6 million will be realized and our fiscal 2007 income statement reflects a non-cash benefit in that amount. We have estimated an average growth rate of 12% in taxable income during the net operating loss carryfoward period in determining the realization of the recorded deferred tax asset.

In assessing the potential to realize our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

Long-Lived Assets. We review the carrying values of long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Under current standards, the assets must be carried at historical cost if the projected cash flows from their use will recover their carrying amounts on an undiscounted basis and without considering interest. However, if projected cash flows are less than their carrying value, the long-lived assets must be reduced to their estimated fair value. Considerable judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived asset. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. There can be no assurance that future long-lived asset impairments will not occur.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We performed our annual goodwill impairment testing as of December 31, 2007, and determined that no impairment existed at that date. This assessment requires estimates of future revenue, operating results and cash flows, as well as estimates of critical valuation inputs such as discount rates, terminal values and similar data. We continue to perform periodic and annual impairment analyses of goodwill resulting from acquisitions. As a result of such impairment analyses, impairment charges may be recorded and may have a material adverse impact on our financial position and operating results. Additionally, we may make strategic business decisions in future periods which impact the fair value of goodwill, which could result in significant impairment charges. There can be no assurance that future goodwill impairments will not occur.

Share-Based Payment Assumptions. We estimate volatility and forfeitures based on historical data and the expected term of options granted. All of these variables have an affect on the amount charged to expense in our consolidated statement of income.

RESULTS OF OPERATIONS

Overview

We are a fabless semiconductor company that designs, develops and markets specialized semiconductor memory, microcontroller, and integrated semiconductor solutions, used in many markets for a wide range of applications. We pioneered the integration of ferroelectric materials into semiconductor products, which enabled the development of a new class of nonvolatile memory products, called ferroelectric random access memory (F-RAM). F-RAM products merge the advantages of multiple memory technologies into a single device that is able to retain information without a power source, can be read from and written to at very fast speeds and written to many times, and consumes low amounts of power and can simplify the design of electronic systems. In many cases, we are the sole provider of F-RAM enabled semiconductor products, which facilitates close customer relationships, long application lifecycles and the potential for high-margin sales.

We also integrate analog and mixed-signal functions such as microprocessor supervision, tamper detection, timekeeping, and power failure detection onto a single device with our F-RAM. This has enabled a new class of products that addresses the growing market need for more efficient and cost effective semiconductor products.

In 2007, we introduced 17 new products, which included standalone memory, AEC-Q100 automotive grade products, integrated products and a custom integrated circuit device.

Our total revenue for the year ended December 31, 2007 was $51.1 million. In 2007, 97% of our revenue was derived from sales of our products and 3% of our revenue was derived from customer-sponsored research and development programs for F-RAM technology with major semiconductor manufacturers, licensing of our F-RAM intellectual property to a number of semiconductor manufacturers, and royalties resulting from the sale of F-RAM products by certain licensees.

2007 FINANCIAL HIGHLIGHTS

- For the fiscal year 2007, revenue increased 26% to $51.1 million from $40.5 million in fiscal year 2006.

- We recorded a deferred tax asset on our balance sheet that represents the estimated amount of tax loss carry forward the company currently expects to offset with future taxable income. This resulted in a non-cash deferred income tax benefit of $7.6 million, which was recorded on our income statement for the year ended December 31, 2007.
- Total product revenue for fiscal year 2007 was up 26% to $49.4 million, compared with $39.1 million for fiscal year 2006;
- Integrated product revenue grew 92%, to $7.4 million, from fiscal year 2006 to fiscal year 2007.
- Product gross margin for fiscal year 2007 was 53%, consistent with the same period in fiscal year 2006.
- By region, sales for fiscal year 2007 were as follows: Asia Pacific (39% of sales), Americas (22% of sales), Japan (20% of sales), and Europe (19% of sales). These sales are based on product shipment destination.

2008 BUSINESS OUTLOOK

For fiscal 2008, management currently projects:

- Total revenue growth of 24% to 28% over full year 2007 revenue of $51.1 million.
- Gross margin of 53% to 55%
- Non-product revenue of approximately $1.1 million.
- Total operating expenses to be approximately 45% to 48% of total revenue. By expense line item, management is targeting sales and marketing to be 13% to 14% of total revenue, research and development to be 20% to 22% of total revenue, and general and administrative to be 12% of total revenue.
- Pre tax net income of 8% to 10% of total revenue.
- Stock-based compensation expense of approximately $1.6 million.
- Tax expense of approximately 40% of profit before tax of which 2% will relate to the Alternative Minimum Tax (AMT) that will affect cash flow, the remaining expense will not affect cash.

Our 2008 plan anticipates growth in all of our end markets, particularly in the computing area as our custom devices for printer cartridges gain momentum.

We anticipate 2008 sales in our target market to be as follows: metering (27% of sales), computing and information systems (34% of sales), automotive (14% of sales), and industrial, scientific and medical and other (25% of sales). On the strength of our plans for top-line growth, we expect to continue to benefit from the operating leverage built into our business model to grow net income.

We expect that the 17 new products we introduced during 2007, as well as the 14 new products planned for 2008, to provide a foundation for future revenue growth.

Since its introduction during the first quarter of 2007, we have been cultivating customer design-in opportunities for our high-density 4Mb F-RAM product. We now have design-in activity across all of our end-markets which we would expect to continue going forward.

Industrial, scientific and medical (ISM) applications continues to be a worldwide business for us. Our strategy to increase sales to the ISM market is to facilitate design-ins through top distributors within our established distribution sales network.

Our business in the metering market continues to strengthen as F-RAM enabled advanced utility meters are deployed in association with advanced metering programs worldwide. In 2008, we will work to deepen our relationships with a broad metering customer base as we align our future product development with their needs.

We are encouraged by the continued adoption of F-RAM in automotive applications. F-RAM adoption is expected to accelerate as more high-end subsystems move toward the mainstream. For example, anti pinch/trap applications are destined to grow beyond high content vehicles to more vehicles over time. As with anti pinch/trap systems, we have a foothold in a variety of applications that have the potential to proliferate across various car manufacturers and models. In 2008, we expect to continue to penetrate automotive applications with the new Grade-1 and Grade-3 automotive products we introduced in 2007.

In future quarters, we expect to record tax expense approximating 38.5% of net income and reduce the deferred tax asset for the amount of the provision.


RAMTRON

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007 AS COMPARED TO DECEMBER 31, 2006 and DECEMBER 31, 2006 AS COMPARED TO DECEMBER 31, 2005

Revenue

	December 31,			December 31,		
	2007		2006	2006		2005
	(in thousands, except average selling price)					
Product sales	$49,422		$39,095	$39,095		$32,664
% change compared to prior period		+26%			+20%	
Units shipped	54,068		44,743	44,743		37,160
% change compared to prior period		+21%			+20%	
Average selling price	$0.91		$0.87	$0.87		$0.88
% change compared to prior period		+5%			-1%	
Other revenue	$ 1,672		$ 1,386	$ 1,386		$ 1,728
% change compared to prior period		+20%			-20%	
Total revenue	$51,094		$40,481	$40,481		$34,392
% change compared to prior period		+26%			+18%	

Financials

2007 to 2006:

The Company had a very strong year both in terms of units shipped and product revenue. Our total revenue for the year ended December 31, 2007 was $10.6 million greater than the prior year primarily due to product revenue, which increased $10.3 million from the prior year. Product revenue increased due to a 21% increase in unit shipments compared to the prior year combined with a 5% increase in the average selling price (ASP).

Non-product revenue for the year ended December 31, 2007 was $286,000 greater than the prior year due primarily to customer-sponsored research and development (R&D) of $330,000 during 2007 compared to no R&D revenue in 2006.

2006 to 2005:

Our total revenue for the year ended December 31, 2006 was $40.5 million, compared with $34.4 million for the year ended December 31, 2005, primarily due to increased unit volume as our average price remained relatively flat year over year.

Non-product revenue during 2006, which included royalty payments and license revenue, decreased by $342,000, compared with 2005. This was due to a decrease in customer-sponsored research and development revenue of $250,000 from 2005 to 2006 due to no research and development fee payments from Texas Instruments during 2006.

Cost of Product Sales

	December 31,		December 31,	
	2007	2006	2006	2005
	(in thousands)			
Cost of product sales	$23,439	$18,438	$18,438	$16,875
Gross margin percentage	53%	53%	53%	48%

2007 to 2006:

Cost of product sales increased $5 million for the year ended December 31, 2007 compared to the prior year due to our increased sales of $10.3 million. Our gross margin percentage remained the same for both years at 53%.

2006 to 2005:

Cost of product sales, including the provision for inventory write-off in 2005 of $876,000, increased $1.6 million for the year ended December 31, 2006. The Company's gross margin percentage increased 5% in 2006 compared to 2005 primarily due to no corresponding inventory write-off in the year ended December 31, 2006.

Research and Development Expense

	December 31,		December 31,	
	2007	2006	2006	2005
	(in thousands)			
Combined research and development expense	$10,837	$9,885	$9,885	$7,615
Percent of total revenue	21%	24%	24%	22%

2007 to 2006:

Combined research and development expenses for the year ended December 31, 2007 increased $1 million compared to the prior year primarily due to increased salaries relating to headcount increases, increased expenses relating to masks and wafers associated with our Texas Instruments project and increased stock-based compensation expense.

2006 to 2005:

Combined research and development expenses were $9.9 million, an increase of $2.3 million from 2005 to 2006. The increase primarily resulted from increased spending related to activities at our Canadian subsidiary, stock-based compensation expense and severance payments made in 2006.

General and Administrative Expense

	December 31,		December 31,	
	2007	2006	2006	2005
	(in thousands)			
General and administrative expense	$7,053	$5,149	$5,149	$4,415
Percent of total revenue	14%	13%	13%	13%

2007 to 2006:

General and administrative expenses increased $1.9 million for the year ended December 31, 2007 compared to the prior year primarily due to stock-based compensation expense and management bonus expense.

2006 to 2005:

General and administrative expenses were $5.1 million, an increase of $700,000 from 2005 to 2006. The primary reason for the increase was stock-based compensation expense recognized in 2006.

Sales and Marketing Expense

	December 31,		December 31,	
	2007	2006	2006	2005
	(in thousands)			
Sales and marketing expense	$7,005	$6,034	$6,034	$5,029
Percent of total revenue	14%	15%	15%	15%

2007 to 2006:

Sales and marketing expenses increased $1 million for the year ended December 31, 2007 compared to the prior year primarily due to increased sales and sales representative commissions, travel and stock-based compensation expense.

2006 to 2005:

Sales and marketing expenses were $6 million, an increase of $1 million from 2005 to 2006. The increase was a result of greater sales commissions, increased sales efforts, spending on tradeshows, and stock-based compensation expense recognized in 2006.

In-Process R&D and Debt Discount and Loss on Extinguishment Expenses

	December 31,		December 31,	
	2007	2006	2006	2005
	(in thousands)			
Write-off of in-process R&D	--	--	--	$1,067
Write-down of debt discount and loss on extinguishment	--	--	--	1,624

2006 to 2005:

The $1.1 million write-down of in-process research and development for the year ended December 31, 2005 related to the acquisition of Goal Semiconductor in the third quarter of 2005.

The $1.6 million write-down of debt discount and loss on extinguishment of debt related to the retirement of the Company's fixed rate convertible debentures during the year ended December 31, 2005.

Other Non-Operating Income (Expenses)

	December 31,		December 31,	
	2007	2006	2006	2005
	(in thousands)			
Interest expense, related party	--	--	--	$ (162)
Interest expense, other	$ (495)	$ (612)	$ (612)	(592)
Other income	148	154	154	345
Income tax (provision) benefit	7,478	(60)	(60)	--

2007 to 2006:

Other interest expense decreased $100,000 for the year ended December 31, 2007 compared to the prior year due to lower average principle outstanding for our promissory notes combined with lower interest rates associated with our term loan.

For the year ending December 31, 2006, we recorded an income tax provision of $60,000 relating to the alternative minimum tax. During the fourth quarter of 2007, we recorded a deferred income tax benefit of $7.6 million relating to a release of a valuation allowance that we determined is no longer required on specific deferred taxes. The amount of the reversal represents the estimated value of net operating losses that we determined were more likely than not to be realized in the form of reduced taxable income in the future. In future quarters, we expect to record tax expense approximating 38.5% of net income and reduce the deferred tax asset for the amount of the provision.

2006 to 2005:

Interest expense, related party, decreased $200,000 from 2005 to $0 in 2006 due to the retirement of the related convertible debenture in July 2005.

Other interest expense remained at $600,000 in 2006. This was due to non-related party principal outstanding throughout 2006, offset by less prepaid loan and debt discount amortization during 2006.

Other income decreased $200,000 from 2005 to 2006 to $200,000. This was due primarily to decreased foreign exchange gains incurred in 2006, offset by increased interest income during 2006.

Income Tax Provision. During 2006, the Company recognized $60,000 in tax expense related to the alternative minimum tax. No such provision was incurred during 2005 due to a net loss for the year.


RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
RAMTRON
F-RAM

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows for the years ended December 31, 2007 and 2006, are summarized as follows:

(in thousands)	2007	2006
Cash provided by (used for):		
Operating activities	$ 4,835	$ 2,865
Investing activities	(1,710)	(1,651)
Financing activities	(604)	(246)
Effect of exchange rate changes on cash	2	(8)
Net increase in cash and cash equivalents	$ 2,523	$ 960

Cash provided by operating activities increased by $2 million for the year ended December 31, 2007 compared with the year ended December 31, 2006. This increase was due primarily to increased earnings of $9.4 million and non-cash stock-based compensation expense of $1.3 million offset by a net increase of working capital of $1.3 million and a non-cash benefit for deferred taxes of $7.6 million. The working capital increase was due primarily to increases in inventory and accounts receivable, which is consistent with our higher sales volume.

Cash used for investing activities increased by $59,000 for the year ended December 31, 2007 compared to the prior year due to increased expenditures relating to property, plant and equipment.

Cash used for financing activities increased $358,000 for the year ended December 31, 2007 compared to the prior year due primarily to the reacquisition of shares of restricted stock upon vesting for $241,000 during 2007 as payment for withholding taxes, and we recorded these shares as treasury stock.

Liquidity

We had $6.8 million in cash and cash equivalents at December 31, 2007, which includes $6.3 million in our money market account. Our future liquidity depends on continued revenue growth, steady gross margins and control of operating expenses. In addition to operating cash flow from product sales, we have up to $4 million under our revolving secured credit facility available to us through March 27, 2009. As of December 31, 2007, no balance was outstanding on our revolving credit facility. We believe we have sufficient resources to fund our operations through 2008.

If our net cash flow is not sufficient to meet our cash requirements, we may use the credit facility mentioned above or any other credit facility we may obtain. We may, however, be required to seek additional equity or debt financing. Any issuance of common or preferred stock to obtain additional funding would result in dilution of the interest of existing stockholders.

Debt Instruments. In September 2005, we entered into a loan agreement with Silicon Valley Bank for a $3 million secured term loan facility. Interest on the term loan is set at a floating rate equal to the prime lending rate plus 1% per year and the term loan has a term of 36 months. As of December 31, 2007, approximately $700,000 remained outstanding. The loan agreement also provides for a $4 million revolving secured credit facility. The revolving secured credit facility was renewed on March 28, 2007. Interest on the revolving facility is set at a floating rate equal to the prime lending rate plus 0.50% per year, with a minimum interest rate of 6.00% per year. The revolving facility has a term of two years. As of December 31, 2007, no balance was outstanding on the revolving facility. Security for the loan agreement includes all of our assets except for real estate. In addition, we entered into an intellectual property security agreement with Silicon Valley Bank that secures our obligations under the loan agreement by granting Silicon Valley Bank a security interest in our intellectual property. We are required to comply with certain covenants under the loan agreement, as amended, including requirements to maintain a minimum net worth and maintain certain leverage ratios, and restrictions on certain business actions without the consent of Silicon Valley Bank.

On December 29, 2006, the Company entered into a Third Amendment to Amended and Restated Loan and Security Agreement, as amended, with Silicon Valley Bank. The amendment revised the financial covenants for debt service to better reflect the Company's operations and removes capital expenditure limits and investment limits relating to our Canadian subsidiary. On March 28, 2007, the Company entered into a Fourth Amendment to the Amended and Restated Loan and Security Agreement with Silicon Valley Bank. The loan modification granted more favorable restrictions relating to the Company's foreign account receivable borrowing base, removed prepayment penalties associated with our committed revolving line and extended our revolving credit line to March 27, 2009. We were in compliance with all of our debt covenants as of December 31, 2007.

On December 15, 2005, the Company, through its subsidiary, Ramtron LLC, for which we serve as sole member and sole manager, closed a mortgage loan facility with American National Insurance Company. Ramtron LLC entered into a promissory note evidencing the loan with the principal amount of $4,200,000, with a maturity date of January 1, 2016, bearing interest at 6.17%. As of December 31, 2007, approximately $4 million remained outstanding. Ramtron LLC also entered into an agreement for the benefit of American National Insurance Company granting it a mortgage over our real estate as collateral for the mortgage loan facility.

We are investigating the benefit of selling the Company's headquarters and leasing office space better suited for our needs, or leasing the portion of our headquarters that we do not currently use.

Contractual Obligations and Commercial Commitments. At December 31, 2007, our commitments under our contractual obligations and commercial commitments were as follows:

(in thousands)	2008	2009	2010	2011	2012	After 2012	Total
Long-term debt[1]	$ 1,341	$ 622	$ 616	$ 616	$ 616	$4,119	$ 7,930
Operating leases	1,209	504	13	–	–	–	1,727
Purchase obligations[2]	9,519	–	–	–	–	–	9,519
Total	$12,069	$1,126	$ 629	$ 616	$ 616	$4,119	$19,176

(1) Includes required principal and interest payments for our outstanding term loan with Silicon Valley Bank; our mortgage loan with American National Insurance Company; the payments to National Semiconductor Corporation and minimum interest charges related to our revolving line of credit with Silicon Valley Bank.

(2) Our purchase obligations are amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability.

LEGAL MATTERS

We are party to legal proceedings arising in the ordinary course of our business. Although the outcomes of any such legal actions cannot be predicted, our management believes that there are no pending legal proceedings against or involving us for which the outcome would likely have a material adverse effect upon our financial position or results of operations.

NEW ACCOUNTING STANDARDS

The information required by this item is provided in Note 1 of the Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of U.S. money market accounts and cash deposits. Our policy is to place these investments in instruments that meet high credit quality standards and have maturities of less than one and one half years with an overall average maturity of less than 90 days. These securities are subject to interest rate risk and could decline in value if there is a major change in interest rates. Due to the short duration of the securities in which we invest and the conservative nature of our investment portfolio, a 10% move in interest rates over a one-year period would have an immaterial effect on our financial position, results of operations and cash flows.

Foreign Currency Exchange Rate Risk. The majority of our sales and research and development and marketing expenses are transacted in U.S. dollars. We purchase wafers from Fujitsu in Japanese Yen and have limited accounts payable and receivable transactions in Canadian dollars. However, payments from Japanese customers provide yen currency for approximately 57% of our wafer purchase costs. We do not use financial derivatives to hedge our prices, therefore, we have some exposure to foreign currency price fluctuations. Gains and losses from such fluctuations have not been material to us to date.

At December 31, 2007, we had floating rate debt outstanding of $700,000. A 10% move in interest rates would not have a material effect on our financial statements.

Interest payable on the Company's mortgage note is fixed at 6.17% over the term of the loan. In light of the above, changes in interest rates will not materially affect our future earnings or cash flows.


RAMTRON
F-RAM

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Ramtron International Corporation
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheet of Ramtron International Corporation (the "Company") as of December 31, 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the year then ended. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ramtron International Corporation as of December 31, 2007, and the results of its operations and its cash flows in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Ramtron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Ehrhardt Keefe Steiner & Hottman PC

February 25, 2008
Denver, Colorado

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ramtron International Corporation:

We have audited the accompanying consolidated balance sheet of Ramtron International Corporation as of December 31, 2006, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2006, and the related financial statement schedule. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ramtron International Corporation as of December 31, 2006, and the results of its operations and comprehensive income (loss) and its cash flows for each of the years in the two-year period ended December 31, 2006, and the related financial statement schedule, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

KPMG LLP

February 12, 2007

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

(in thousands, except share data)	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,828	$ 4,305
Accounts receivable, less allowances of $384 and $351, respectively	9,490	7,183
Inventories, net	6,342	6,006
Deferred income taxes, net	286	--
Other current assets	789	494
Total current assets	23,735	17,988
Property, plant and equipment, net	4,987	4,527
Goodwill, net	2,311	2,038
Intangible assets, net	7,963	7,752
Deferred income taxes, net	7,300	--
Other assets	230	152
Total assets	$ 46,526	$ 32,457
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,168	$ 3,023
Accrued liabilities	2,416	1,317
Deferred revenue	949	1,040
Current portion of long-term promissory notes	1,040	1,366
Total current liabilities	8,573	6,746
Deferred revenue	1,854	2,780
Long-term promissory notes	4,894	5,859
Total liabilities	15,321	15,385
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized: 0 shares issued and outstanding	--	--
Common stock, $.01 par value, 50,000,000 shares authorized: 26,184,085 and 25,107,788 shares issued, respectively and 26,124,869 and 25,107,788 shares outstanding, respectively	262	251
Less: Treasury stock of 59,216 at cost	(241)	--
Additional paid-in capital	246,513	243,206
Accumulated other comprehensive income	1,301	136
Accumulated deficit	(216,630)	(226,521)
Total stockholders' equity	31,205	17,072
Commitments and contingencies (Notes 5, 6 and 14)		
Total liabilities and stockholders' equity	$ 46,526	$ 32,457

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2007, 2006 and 2005

(in thousands, except per share amounts)	2007	2006	2005
Revenue:			
Product sales	$49,422	$39,095	$32,664
License and development fees	717	717	716
Royalties	625	669	762
Customer-sponsored research and development	330	--	250
	51,094	40,481	34,392
Costs and expenses:			
Cost of product sales	23,439	18,438	15,999
Provision for inventory write-off	--	--	876
Research and development	10,573	9,885	7,294
Customer-sponsored research and development	264	--	321
General and administrative	7,053	5,149	4,415
Sales and marketing	7,005	6,034	5,029
Write-off of in-process research and development	--	--	1,067
Write-down of debt discount and loss on extinguishment	--	--	1,624
	48,334	39,506	36,625
Operating income (loss) from continuing operations	2,760	975	(2,233)
Interest expense, related party	--	--	(162)
Interest expense, other	(495)	(612)	(592)
Other income, net	148	154	345
Income (loss) from continuing operations before income tax provision	2,413	517	(2,642)
Income tax benefit (provision)	7,478	(60)	--
Income (loss) from continuing operations	9,891	457	(2,642)
Loss from discontinued operations	--	--	(3,849)
Net income (loss)	$ 9,891	$ 457	$ (6,491)
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	$ 1,165	$ 21	$ 115
Comprehensive income (loss)	$11,056	$ 478	$ (6,376)
Earnings (loss) per share:			
Basic:			
Income (loss) from continuing operations	$ 0.39	$ 0.02	$ (0.11)
Loss from discontinued operations	--	--	(0.17)
Total	$ 0.39	$ 0.02	$ (0.28)
Diluted:			
Income (loss) from continuing operations	$ 0.37	$ 0.02	$ (0.11)
Loss from discontinued operations	--	--	(0.17)
Total	$ 0.37	$ 0.02	$ (0.28)
Weighted average shares outstanding:			
Basic	25,124	24,478	23,089
Diluted	26,403	24,957	23,089

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2007, 2006 and 2005
(in thousands, except par value amounts)

	Common Stock ($.01) Par Value				Accumulated		
	Shares	Amount	Treasury Stock	Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2004	22,380	$224	$ –	$235,455	$ –	$(220,487)	$15,192
Exercise of options	56	1	–	114	–	–	115
Issuance of stock options for services provided	–	–	–	45	–	–	45
Stock issued for acquisition	1,952	19	–	5,499	–	–	5,518
Cumulative foreign currency translation adjustments	–	–	–	–	115	–	115
Net loss	–	–	–	–	–	(6,491)	(6,491)
Balances, December 31, 2005	24,388	244	–	241,113	115	(226,978)	14,494
Exercise of options	450	4	–	1,101	–	–	1,105
Stock-based compensation expense	–	–	–	995	–	–	995
Issuance of restricted stock	270	3	–	(3)	–	–	–
Cumulative foreign currency translation adjustments	–	–	–	–	21	–	21
Net income	–	–	–	–	–	457	457
Balances, December 31, 2006	25,108	$251	–	243,206	136	(226,521)	17,072
Exercise of options	435	4	–	999	–	–	1,003
Repurchases of common stock	(59)	–	(241)	–	–	–	(241)
Stock-based compensation expense	–	–	–	2,315	–	–	2,315
Issuance of restricted stock, net of forfeitures	641	7	–	(7)	–	–	–
Cumulative foreign currency translation adjustments	–	–	–	–	1,165	–	1,165
Net income	–	–	–	–	–	9,891	9,891
Balances, December 31, 2007	26,125	$262	$(241)	$246,513	$1,301	$(216,630)	$31,205

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005

(in thousands)	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 9,891	$ 457	$(6,491)
Adjustments used to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss from discontinued operations	--	--	3,849
Depreciation and amortization	2,156	1,998	1,458
Stock-based compensation	2,315	995	45
Benefit for deferred income taxes	(7,586)	--	--
Write-off of in-process research and development	--	--	1,067
Amortization of debt discount, including non-cash loss on extinguishment	--	--	1,153
Imputed interest on note payable	75	85	94
Loss on abandonment of patents	37	78	138
Loss (Gain) on disposition of equipment	7	--	(255)
Provision for inventory write-off and warranty charge	314	340	876
Changes in assets and liabilities:			
Accounts receivable	(2,307)	(949)	1,415
Inventories	(650)	772	(3,383)
Accounts payable and accrued liabilities	1,973	(248)	(1,020)
Deferred revenue	(1,017)	(1,086)	(1,431)
Other	(373)	423	(37)
Net cash (used by) discontinued operations	--	--	(414)
Net cash provided by (used in) operating activities	4,835	2,865	(2,936)
Cash flows from investing activities:			
Cash paid for acquisition net of cash acquired	--	--	(2,260)
Purchase of property, plant and equipment	(1,641)	(1,554)	(1,389)
Proceeds from sale of equipment and patents	--	--	268
Payments for intellectual property	(69)	(97)	(512)
Net cash provided by discontinued operations	--	--	1,602
Net cash used in investing activities	(1,710)	(1,651)	(2,291)
Cash flows from financing activities:			
Debt issuance costs	--	--	(121)
Proceeds from term loan & mortgage loan	--	--	7,200
Proceeds from line of credit	--	--	5,850
Payments on line of credit	--	--	(5,850)
Purchase of treasury stock	(241)	--	--
Principal payments on promissory notes	(1,366)	(1,351)	(5,120)
Issuance of common stock, related to options	1,003	1,105	114
Net cash (used in) provided by financing activities	(604)	(246)	2,073
Effect of foreign currency	2	(8)	115
Net increase (decrease) in cash and cash equivalents	2,523	960	(3,039)
Cash and cash equivalents, beginning of year	4,305	3,345	6,384
Cash and cash equivalents, end of year	$ 6,828	$ 4,305	$ 3,345

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business. We are a fabless semiconductor company that designs, develops and markets specialized semiconductor memory, microcontroller, and integrated semiconductor solutions, used in many markets for a wide range of applications. We pioneered the integration of ferroelectric materials into semiconductor products, which enabled the development of a new class of nonvolatile memory products, called ferroelectric random access memory (F-RAM). F-RAM products merge the advantages of multiple memory technologies into a single device that retains information without a power source, can be read from and written to at very fast speeds, written to many times, consumes low amounts of power, and can simplify the design of electronic systems. In many cases, we are the sole provider of F-RAM enabled semiconductor products, which facilitates close customer relationships, long application lifecycles and the potential for high-margin sales.

We also integrate analog and mixed-signal functions such as microprocessor supervision, tamper detection, timekeeping, and power failure detection onto a single device with our F-RAM. This has enabled a new class of products that addresses the growing market need for more efficient and cost effective semiconductor products.

The Company's revenue is derived primarily from the sale of its products and from license and development arrangements entered into with a limited number of established semiconductor manufacturers involving the development of specific applications of the Company's technologies. Other revenue is generated from customer-sponsored research and development revenue. Product sales have been made to various customers for use in a variety of applications including utility meters, office equipment, consumer electronics, telecommunications, accelerator boards, disk array controllers, personal computers and industrial control devices.

Mushkin was classified as a discontinued operation during the third quarter of 2005. See Note 11 of these Notes of Consolidated Financial Statements below for further discussion of Mushkin.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment, intangibles and goodwill; valuation of allowances for receivables, inventories and deferred income taxes; and valuation of share-based payment arrangements. Actual results could differ from those estimates.

Principles of Consolidation. The accompanying financial statements include the consolidation of accounts for the Company's wholly owned subsidiaries, Ramtron LLC, Ramtron Canada, Inc., Ramtron Kabushiki Kaisha (Ramtron K.K.), and Ramtron Asia Ltd. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all cash and highly liquid investments purchased with an average maturity of three months or less to be cash equivalents.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined using standard costs, which approximates average cost. The Company provides for an allowance for estimated obsolescence or lack of marketability for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Deferred Income Taxes. Deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and their financial reporting basis and operating loss and tax credit carry forwards. Refer to Note 10 for the types of differences that give rise to significant portions of deferred income tax assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes are classified as a net current or non-current asset or liability based on the classification of the related asset or liability for financial reporting purposes. A deferred tax asset or liability that is not related to an asset or liability for financial reporting is classified according to the expected reversal date. We record a valuation allowance to reduce deferred tax assets to an a amount we believe is more likely than not expected to be realized.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets and commence once the assets are ready for their intended use. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Goodwill and Intangible Assets. Goodwill represents the excess of the costs over the fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired in accordance with the provision of FASB Statement 142, "Goodwill and Other Intangible Assets" (FAS 142). The Company performed its annual goodwill impairment testing as of December 31, 2007, and determined that no impairments existed at that date. Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives, ranging from 15 to 17 years, and reviewed for impairment in accordance with FASB Statement 144, "Accounting for Impairment for Disposal of Long-Lived Assets" (FAS 144). The amounts capitalized for patents include the cost of acquiring and defending the patent. The change in carrying value of the goodwill between years is solely due to foreign currency rate changes.

Impairment of Long-Lived Assets. In accordance with FAS 144, long-lived assets held and used by the Company and intangible assets subject to amortization are reviewed for impairment, whenever events or changes in circumstances indicate that carrying amounts of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the asset calculated using a future discounted cash flow analysis. Considerable judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived asset.

Accrued Liabilities. Accrued liabilities consist of the following as of December 31, 2007 and 2006:

(in thousands)	2007	2006
Compensation related	$2,036	$ 911
Other	380	406
Total	$2,416	$1,317

Revenue Recognition. The Company recognizes revenue from product sales when title transfers, the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable, which is generally at the time of shipment. In the event a situation occurs to create a post-shipment obligation, we would defer revenue recognition until the specific obligation was satisfied. We defer recognition of sales to distributors when we are unable to make a reasonable estimate of product returns due to insufficient historical product return information. The revenue recorded is dependent upon estimates of expected customer returns and sales discounts based upon both historical data and management estimates.

Revenue from licensing programs is recognized over the period the Company is required to provide services under the terms of the agreement. Revenue from research and development activities that are funded by customers are recognized as the services are performed.

Revenue from royalties is recognized upon the notification to us of shipment of product from the Company's technology license partners to direct customers.

Advertising. The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were $343,000, $231,000, and $198,000, respectively.

Earnings (Loss) Per Share. The Company calculates its earnings (loss) per share pursuant to SFAS No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, basic earnings (loss) per share is computed by dividing reported income (loss) available to common stockholders by weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution assuming the issuance of common shares for all dilutive potential common shares outstanding during the period. In periods where the Company records a net loss, all potentially dilutive securities, including warrants and stock options, would be anti-dilutive and thus, are excluded from diluted loss per share.

The following table sets forth the calculation of net income (loss) per common share for the years ended December 31, 2007, 2006 and 2005:

(in thousands, except per share amounts)	December 31, 2007	2006	2005
Income (loss) from continuing operations	$ 9,891	$ 457	$(2,642)
Income (loss) from discontinued operations	$ –	$ –	$(3,849)
Net income (loss) applicable to common shares	$ 9,891	$ 457	$(6,491)
Common and common equivalent shares outstanding:			
Historical common shares outstanding at beginning of year (not including unreleased restricted stock)	24,838	24,388	22,380
Weighted average common equivalent shares issued during year	286	90	709
Weighted average common shares-basic	25,124	24,478	23,089
Weighted average common equivalent shares outstanding during year	1,279	479	–
Weighted average common shares-diluted	26,403	24,957	23,089
Income (loss) from continuing operations per basic share	$ 0.39	$ 0.02	$ (0.11)
Loss from discontinued operations per basic share	–	–	(0.17)
Earnings (loss) per basic share	$ 0.39	$ 0.02	$ (0.28)
Income (loss) from continuing operations per diluted share	$ 0.37	$ 0.02	$ (0.11)
Loss from discontinued operations per diluted share	–	–	(0.17)
Earnings (loss) per diluted share	$ 0.37	$ 0.02	$ (0.28)

For the years ended December 31, 2007, 2006 and 2005, the Company had several equity instruments or obligations that could cause future dilution to the Company's common stockholders and which were not classified as outstanding common shares of the Company. The following table details the various equity awards that were excluded from the earnings (loss) per common share calculation because their inclusion would have been anti-dilutive. These various equity awards could become dilutive in the future if the average share price increases or certain performance conditions are met:

(in thousands)	December 31, 2007	2006	2005
Warrants	–	1,425	2,331
Options	3,141	5,028	6,872
Restricted stock	575	270	–

Stock-Based Compensation. At December 31, 2007, the Company had three stock-based compensation plans, which are more fully described in Note 7 of *these Notes of Consolidated Financial Statements below.*

Prior to January 1, 2006, the Company accounted for awards granted under stock-based incentive plans using the intrinsic method of expense recognition, which follows the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Compensation cost, if any, was recorded based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. Under the provisions of APB 25, there was no compensation expense resulting from the issuance of stock options by the Company as the exercise price was equivalent to the fair market value at the date of grant.

Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payments" (SFAS 123R) and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107. The Company elected the modified prospective transition method as permitted by SFAS 123R and, accordingly, prior periods have not been restated to reflect the impact of SFAS 123R. Under this transition method, compensation cost recognized for the twelve months ended December 31, 2007 includes: (i) compensation cost for all stock-based awards granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123R and previously presented in the pro forma footnote disclosures), and (ii) compensation cost for all stock-based awards granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

The estimated value of the Company's stock-based option and award plans, less expected forfeitures, is amortized over the awards' respective vesting period on a straight-line basis.

The Company granted restricted stock awards, restricted by a service condition, with a vesting period of one year and restricted stock awards to certain executive employees contingent upon satisfaction of a performance condition with a vesting period of three years. Restricted stock awards are valued using the fair market value of our common stock as of the grant date. The Company recognizes compensation expense, net of estimated forfeitures, on a straight-line basis over the vesting period. Estimated forfeitures are reviewed periodically and changes to the estimated forfeitures are adjusted through current period earnings. The remaining unvested shares are subject to forfeiture and restrictions on sale or transfer up until the vest date.

The Company also granted nonqualified stock options at an exercise price equal to the fair market value of the Company's common stock on the grant date. The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date, and have a contractual term of ten years.

Fair Value of Financial Instruments. The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables. The carrying values of cash and cash equivalents, restricted cash, and short-term trade receivables and payables approximate fair value due to their short-term nature. The fair value of the Company's promissory notes were approximately $5,614,000 and $6,329,000 as of December 31, 2007 and 2006, respectively, using a discounted cash flow approach. See Note 5 above for the related carrying value of these notes.

Reclassifications. Certain amounts recorded in previous periods have been reclassified to conform to the current year presentation.

Accounting Developments. In February 2007, the FASB issued SAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities," or SFAS No. 159. Under SFAS No. 159, entities may choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS No. 159 also establishes recognition, presentation, and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 was effective for us beginning January 1, 2008. At this time, we do not expect the adoption of this standard to have any impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which was effective for us beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. We do not expect the adoption of this pronouncement to have a material impact on our financial position or results of operations.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustments to liabilities or stockholders' equity. See Note 10 below.

NOTE 2. INVENTORIES:

Inventories consist of:

	December 31,	
(in thousands)	2007	2006
Finished goods	$2,425	$1,915
Work in process	4,063	4,207
Obsolescence reserve	(146)	(116)
	$6,342	$6,006

NOTE 3. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists of:

(in thousands)	Estimated Useful Lives (In Years)	December 31, 2007	2006
Land	–	$ 668	$ 668
Buildings and improvements	18 and 10	8,924	8,942
Equipment	5	12,396	12,781
Office furniture and equipment	5 and 7	623	559
		22,611	22,950
Less accumulated depreciation		(17,624)	(18,423)
		$ 4,987	$ 4,527

Depreciation expense for property, plant and equipment was $1,563,000, $1,426,000, and $1,108,000 for 2007, 2006 and 2005, respectively. Maintenance and repairs expense was $1,714,000, $1,399,000, and $910,000 for 2007, 2006 and 2005, respectively. Included in maintenance are software maintenance contracts.

NOTE 4. GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and other intangible assets consist of:

(in thousands)	December 31, 2007	2006
Goodwill	$ 6,254	$ 5,981
Accumulated amortization	(3,943)	(3,943)
Goodwill, net	$ 2,311	$ 2,038
Patents and core technology	$11,815	$10,922
Accumulated amortization	(3,852)	(3,170)
Intangible assets, net	$ 7,963	$ 7,752

Amortization expense for intangible assets was $593,000, $572,000 and $350,000 in 2007, 2006 and 2005, respectively. Estimated amortization expense for intangible assets is $600,000 annually in 2008 through 2012 and $5 million thereafter.

NOTE 5. LONG-TERM DEBT:

(in thousands)	2007	2006
Long-term debt:		
National Semiconductor promissory note	$ 1,284	$ 1,459
Mortgage note	3,983	4,099
Silicon Valley Bank Term Loan	667	1,667
	5,934	7,225
Long-term debt current maturities	(1,040)	(1,366)
Total	$ 4,894	$ 5,859

In March 2002, we signed an agreement to issue $8 million of 5 year, 5% fixed rate, convertible debentures and warrants to purchase 700,000 shares of the Company's common stock. The debentures were secured by a Deed of Trust on our headquarters facility in Colorado Springs, Colorado and by a security interest in certain of our accounts receivable and patents. On July 1, 2005, the Company retired the aforementioned debentures. The warrants to purchase approximately 700,000 shares of the Company's common stock at $3.04 per share that were issued with the debentures remain outstanding at December 31, 2007. Approximately 177,000 shares were issued as the result of warrant exercises in January 2008. Interest paid to the debenture holders during 2007, 2006 and 2005 was $0, $0 and approximately $155,000, respectively. As of December 31, 2007 no amounts were outstanding on these debentures.

On July 1, 2005, the Company finalized a $4 million revolving secured credit facility with Silicon Valley Bank, a subsidiary of Silicon Valley Bancshares. The revolving facility provides for interest at a floating rate equal to the prime lending rate plus 0.50% per annum, 7.75% at December 31, 2007, a minimum interest rate of 6.00% per year and a term of two years. On September 15, 2005, we amended this credit facility to include a $3,000,000 term loan payable in 36 equal installments over three years at an interest rate equal to the prime lending rate plus 1% per annum, 8.25% as of December 31, 2007. Security for the credit facility includes all of the Company's assets except for our real estate. The Company also entered into an Intellectual Property Security Agreement with Silicon Valley Bank that secures the Company's obligations under the credit facility by granting Silicon Valley Bank a security interest in all of the Company's right, title and interest in, to and under its intellectual property. The Company used $3.6 million of proceeds from the revolving credit line to retire the convertible debentures. The Company's available funds at December 31, 2007 under this revolving credit agreement were $4 million. At December 31, 2007, the Company had no outstanding balance related to the revolving credit facility. The Company's commitment fee is no greater than $6,000 per quarter.

The Company is required to comply with certain covenants under the credit facility, including without limitation, minimum fixed charge covenant ratios, liquidity coverage ratios, and maintain certain leverage ratios, and restrictions on certain actions without the consent of Silicon Valley Bank such as the disposal and acquisition of its business or property, changes in business, ownership or location of collateral, mergers or acquisitions, investments and transactions with affiliates, and paying subordinated debt.

On December 30, 2005, the Company entered into a Loan Modification Agreement which completed the restructuring of its Amended and Restated Loan Agreement with Silicon Valley Bank, a subsidiary of Silicon Valley Bancshares. The Loan Modification Agreement provided for the waiver of the Company's event of default on October 31, 2005 of failure to meet the maximum senior leverage ratio covenant and the liquidity coverage covenant, revised the financial covenants to better reflect the Company's operations, and included a provision for the Company's investment in its Canadian subsidiary and payments pursuant to the recent mortgage financing of the Company's Colorado Springs facility.

On December 29, 2006, the Company entered into a Third Amendment to Amended and Restated Loan and Security Agreement with Silicon Valley Bank. The loan modification agreement revised the financial covenants for debt service to better reflect the Company's operations and removes capital expenditure limits and investment limits relating to our Canadian subsidiary.

On March 28, 2007, the Company entered into a Fourth Amendment to the Amended and Restated Loan and Security Agreement with Silicon Valley Bank. The loan modification granted more favorable restrictions relating to the Company's foreign account receivable borrowing base, removed prepayment penalties associated with our committed revolving line and extended our revolving credit line to March 27, 2009. The Company was in compliance with all revised financial covenants as of December 31, 2007.

In April 2004, the Company entered into a patent interference settlement agreement with National Semiconductor Corporation. The Company is required to pay National Semiconductor Corporation $250,000 annually through 2013. As of December 31, 2007, the present value of this promissory note is $1,284,000 and the interest expense accrued in 2007 was $75,000. The Company discounted the note at 5.75%. The face value of this note as of December 31, 2007 was $1,500,000.

On December 15, 2005, Ramtron, through its subsidiary, Ramtron LLC, for which Ramtron International Corporation serves as sole member and sole manager, closed on its mortgage loan facility with American National Insurance Company. Ramtron LLC entered into a promissory note evidencing the loan with the principal amount of $4,200,000, with a maturity date of January 1, 2016, bearing interest at 6.17%. The Company is obligated to make monthly principal and interest payments of $30,500 until January 2016 and a balloon payment of $2,757,000 in January 2016. Ramtron LLC also entered into an agreement for the benefit of American National Insurance Company securing the Company's real estate as collateral for the mortgage loan facility.

Maturities of the Company's outstanding promissory notes are as follows as of December 31, 2007:

(in thousands)	2008	2009	2010	2011	2012	Thereafter
Long-term debt obligations	$1,040	$ 382	$ 390	$ 399	$ 409	$3,531

NOTE 6. COMMITMENTS:

Lease Commitments. The Company has commitments under non-cancelable operating leases expiring through 2009 for various equipment, software, and facilities. Minimum future annual lease payments for leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2007 are as follows:

2008	$1,209,000
2009	504,000
2010	13,000
	$1,726,000

Total rent expense on all operating leases was $1,597,000, $720,000, and $392,000 for 2007, 2006 and 2005, respectively.

Manufacturing Alliances. The Company has entered into a manufacturing agreement with Fujitsu Limited for the supply of its F-RAM products. The manufacturing agreement provides only for a call on the manufacturing capacity of the vendor. The product will be supplied to the Company at prices negotiated based on current market conditions.

The Company and Texas Instruments entered into a commercial manufacturing agreement for F-RAM memory products. The Company will provide design, testing and other activities associated with product development efforts, and Texas Instruments will provide foundry services for a minimum period of two (2) years with one year automatic renewal periods, subject to certain obligations for us with respect to minimum orders and negotiated pricing.

NOTE 7. STOCK-BASED COMPENSATION:

Stock-Based Compensation Plans

The Company has three stock option plans: the 1995 Stock Option Plan, as amended (the "1995 Plan"), the 1999 Stock Option Plan (the "1999 Plan"), and the 2005 Incentive Award Plan (the "2005 Plan"), collective, the "Plans." The Plans reserve 10,700,000 shares of the Company's common stock for issuance and permit the issuance of non-qualified stock options. The exercise price of all non-qualified stock options must be equal to at least 95% in the 1995, 1999 and 2005 Plans, and the maximum term of each grant is ten years. The 1995 Plan and 2005 Plan also permit the issuance of incentive stock options. In addition, the 2005 Plan permits the issuance of restricted stock. Restricted stock grants generally vest one year from the date of grant. Options granted become exercisable in full or in installments pursuant to the terms of each agreement evidencing options granted. The exercise of stock options and issue of restricted stock is satisfied by issuing authorized unissued common stock or treasury stock. As of December 31, 2007, the Company had not granted any incentive stock options. The number of shares available for future grant under these plans was 905,273 as of December 31, 2007.

Financials

Total stock-based compensation expense recognized in our consolidated statement of income for the years ended December 31, 2007 and 2006 is as follows:

Income Statement Classifications

(in thousands)	December 31, 2007	December 31, 2006
Cost of sales	$ 159	$ 99
Research and development	399	191
Sales and marketing	347	116
General and administrative	1,410	589
Total	$2,315	$ 995

As of December 31, 2007, there was approximately $2.4 million of unrecognized compensation costs, adjusted for estimated forfeitures, related to non-vested options granted to the Company's employees and directors, which will be recognized over a weighted-average period of 3 years. Total unrecognized compensation will be adjusted for future changes in estimated forfeitures.

The following table sets forth the pro forma amounts of net loss and net loss per share for the year ended December 31, 2005 that would have resulted if we had accounted for our employee stock plans under the fair value recognition provisions of SFAS 123:

(in thousands, except per share amounts)	December 31, 2005
Net income (loss) as reported	$(6,491)
Stock-based employee compensation cost included in net income (loss) as reported	–
Less: Stock-based employee compensation cost that would have been included in net income (loss) if the fair value method had been applied to all awards	3,162
Pro forma net income (loss) as if the fair value method had been applied to all awards	$(9,653)
Earnings (loss) per share	
As reported:	
Basic	$ (0.28)
Diluted	$ (0.28)
Pro forma:	
Basic	$ (0.42)
Diluted	$ (0.42)

Stock Options

The exercise price of each stock option granted under the Company's Plans equals 100% of the market value of the Company's common stock on the date of grant. The options have a contractual life of ten years and generally vest ratably over three to four years from the date of grant.

For grants issued during 2007, the fair value for stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions. Expected volatility was estimated based on the historical volatility of the Company's stock over the past 6.25 years. The average expected term was estimated by taking the weighted average of the vesting term and the contractual term of the option, as permitted by the SAB 107. We based the risk-free interest rate that we use in the option valuation model on U.S. Treasury Notes with remaining terms similar to the expected terms on the options.

Forfeitures are estimated at the time of grant based upon historical experience. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

The assumptions used to value option grants for the years ending December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Risk free interest rate	4.46%	4.81%	4.00%
Expected dividend yield	0%	0%	0%
Expected lives	6.25 years	6.25 years	4.0 years
Expected volatility	76%	86%	84%

The weighted average fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $2.75, $2.33, and $2.36, respectively.

On December 30, 2005, the Company's board of directors accelerated the vesting of all outstanding and unvested stock options that had an exercise price equal to or greater than $2.75 issued to current employees. The impact of the acceleration on net income as shown in the above table was an increase in pro forma stock-based compensation expense of approximately $1.1 million in 2005. Aside from the acceleration of the vesting date, the terms and conditions of the stock option agreements governing the underlying stock options remain unchanged. In connection with the acceleration of vesting, executive officers and certain employees of Ramtron entered into agreements restricting their ability to sell shares acquired from the exercise of the accelerated options for the term of the original option.

The purpose of the acceleration was to avoid recognizing future compensation expense associated with the accelerated options upon the adoption of SFAS No. 123R, "Share Based Payments ("SFAS No. 123R"). SFAS No. 123R sets forth accounting requirements for "share-based" compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation.

A summary of the changes in stock options outstanding during the year ended December 31, 2007 are presented below:

	Number of Option Shares (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2006	6,438	
Granted	772	$4.03
Forfeited	(107)	$2.87
Expired	(571)	$6.90
Exercised	(435)	$2.31
Outstanding at December 31, 2007	6,097	

As of December 31, 2007, 4,312,000, of the above options were exercisable, respectively, with weighted average exercise prices of $3.44.

The total intrinsic value, which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise, of options exercised during the years December 31, 2007, 2006 and 2005 was $344,000, $358,000 and $83,000, respectively.

The following table sets forth the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of options:

Exercise Price Range	Number of Options Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.85 - $ 2.22	796	$ 1.94	4.99	
$ 2.29 - $ 2.29	1,426	2.29	7.89	
$ 2.32 - $ 3.71	1,420	3.04	6.47	
$ 3.72 - $ 4.07	1,810	3.88	8.32	
$ 4.15 - $25.08	645	7.27	2.59	
	6,097	$ 3.42	6.75	$7,284
Ending vested and expected to vest	5,318	$ 3.43	6.41	6,518
Ending exercisable	4,312	$ 3.44	5.78	5,607

Exercise Price Range	Number of Options Exercisable (in thousands)	Weighted Average Exercise Price
$ 1.85 - $ 2.22	588	$1.95
$ 2.29 - $ 2.29	1,082	2.29
$ 2.32 - $ 3.71	1,379	3.04
$ 3.72 - $ 4.07	618	3.78
$ 4.15 - $25.08	645	7.27
	4,312	$3.44

Financials

The intrinsic value is calculated as the difference between the market value as of December 31, 2007 and the exercise price of the shares. The closing market value as of December 31, 2007 was $4.30 as reported by the Nasdaq Global Market.

Cash received from option exercises for the year ended December 31, 2007 was $1 million. The actual tax benefit realized for the tax deduction from option exercises was $344,000.

Restricted Stock

On February 23, 2007, the Company granted 721,000 shares of restricted stock at a market value of $2.81 per share. Awards for 86,000 shares vest in one year based on a service condition, the remaining vest in approximately three years if certain financial goals are achieved. As of December 31, 2007, there was approximately $1 million of unrecognized compensation costs related to non-vested restricted shares, which will be recognized over a weighted-average period of 1.8 years.

A summary of non-vested restricted shares during the year ended December 31, 2007 is as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value Per Share
	(in thousands)	
Outstanding at December 31, 2006	270	$3.72
Grants	721	$2.81
Forfeited	(80)	$2.97
Vested/Released	(256)	$3.72
Outstanding at December 31, 2007	655	$2.81

Warrants

Warrants to purchase shares of the Company's common stock are as follows:

	Number of Shares	Exercise Price Per Share
	(in thousands)	
Outstanding and exercisable at December 31, 2004 and 2005	2,331	$1.88-$6.88
Cancelled	(263)	$3.04
Issued	263	$3.04
Outstanding and exercisable at December 31, 2006	2,331	$1.88-$6.88
Cancelled	(725)	$4.11-$6.88
Outstanding and exercisable at December 31, 2007	1,606	$1.88-$3.04

All of the outstanding warrants are currently exercisable. Of such warrants: warrants to purchase 700,000 shares with an exercise price of $3.04 expire in March 2008; and warrants to purchase 906,000 shares of common stock with an exercise price of $1.88 expire in September 2008 and August 2009.

For the years ended December 31, 2007, 2006 and 2005, the Company recorded no dividends, respectively.

NOTE 8. RELATED PARTY TRANSACTIONS:

Transactions with the Fund. The National Electrical Benefit Fund (the "Fund") is a principal stockholder of the Company.

Pursuant to a Stock and Warrant Purchase Agreement dated March 13, 1989 between the Company and the Fund, as amended, the Company agreed to pay to the Fund, for as long as the Fund owns at least 5% of the outstanding shares of the Company's common stock, a reasonable monthly consulting fee of not more than $5,000 and to reimburse the Fund for all out-of-pocket expenses incurred in monitoring the Fund's investment in the Company. During 2007, 2006 and 2005, the Company was obligated to pay to the Fund approximately $60,000 per year in payment of such fees and expenses. Payments made for these obligations were $0, $105,000, and $0 during 2007, 2006 and 2005, respectively. The amounts of $90,000 and $30,000 related to this obligation are included in accrued liabilities as of December 31, 2007 and 2006, respectively.

Transactions Involving Infineon Technologies AG. Infineon Technologies AG was a principal stockholder of the Company until November 20, 2006.

In March 2002, the Company issued a $3 million, 5% interest, 5-year debenture to Infineon and a warrant to purchase approximately 262,663 shares of the Company's common stock at $3.04 per share. The Infineon debenture was secured by a security interest the Company granted to Infineon in certain of its accounts receivable and patents. On July 1, 2005, the Company retired the aforementioned debenture and the warrant remained outstanding until its transfer (described below) in November 2006. Interest paid to Infineon during 2007, 2006, and 2005 was $0, $0 and approximately $39,000, respectively.

In November 2006, Infineon Technologies AG transferred to Qimonda AG, an affiliate of Infineon, 4,430,005 shares of the Company's common stock and its warrant to purchase 262,633 additional shares of the Company's common stock (collectively, the "Qimonda Shares"). The Company entered into a Registration Rights Agreement with the purchasers of the Qimonda Shares. The purchase of the Shares from Qimonda by institutional and other accredited investors unaffiliated with Ramtron was a privately negotiated transaction from which the Company received no proceeds other than the reimbursement of costs associated with registering the Shares.

NOTE 9. SUPPLEMENTAL CASH FLOW INFORMATION AND OTHER NON-CASH ITEMS:

(in thousands)	2007	2006	2005
Interest	$ 570	$ 585	$ 437
Income taxes	125	--	60
Common stock issued in acquisition	--	--	5,519
Disposal of fully depreciated assets with no proceeds	2,415	131	3,810
Amounts included in capital expenditures but not yet paid	388	100	437

NOTE 10. INCOME TAXES:

The sources of income (loss) before income taxes and after discontinued operations were as follows:

(in thousands)	2007	2006	2005
United States	$ 4,785	$ 3,286	$(4,102)
Foreign	(2,372)	(2,769)	(2,389)
Income (loss) before income taxes	$ 2,413	$ 517	$(6,491)

Income tax expense (benefit) attributable to income (loss) before income taxes consists of:

(in thousands)	2007	2006	2005
Current:			
Federal	$ 108	$ 60	$ --
State	--	--	--
Foreign	--	--	--
	108	60	--
Deferred:			
Federal	(6,922)	--	--
State	(664)	--	--
Foreign	--	--	--
	(7,586)	--	--
Income Tax expense (benefit)	$(7,478)	$ 60	$ --

Total income tax expense (benefit) from continuing operations differs from the amount computed by applying the statutory federal income (loss) tax rate of 35% to income before taxes. The reasons for this difference for the years ended December 31, were as follows:

(in thousands)	2007	2006	2005
Computed expected tax expense (benefit)	$ 844	$ 181	$ (925)
Increase (reduction) in income taxes resulting from:			
State income taxes, net of federal impact	84	18	(126)
Non-deductible differences	43	48	40
Prior period true-up	--	--	(1,914)
Change in valuation allowance	(8,628)	(247)	2,925
Foreign operations	71	--	--
Alternative minimum tax	108	60	--
Impact of change on deferred tax assets due to change in income tax rates	--	2,443	--
Impact of change on valuation allowance due to change in income tax rates	--	(2,443)	--
Income tax expense (benefit)	$(7,478)	$ 60	$ --

In assessing the potential to realize our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Management has determined, based on all available evidence, it is more likely than not that deferred tax assets of approximately $7.6 million will be realized. As of December 31, 2006, the Company had recorded a valuation allowance equal to its net deferred tax assets.

The components of deferred income taxes are as follows:

(in thousands)	December 31, 2007	2006
Current:		
Deferred revenue	$ 365	$ --
Accrued liabilities, not deducted until paid for tax purposes	250	327
U.S. net operating loss carryovers	1,277	--
	1,892	327
Less valuation allowance	(1,606)	(327)
	286	--
Non-current:		
U.S. net operating loss carryovers	39,242	44,664
Capital loss carryovers	--	4,380
Foreign net operating loss carryovers	3,724	2,999
Deferred revenue	714	1,470
Fixed assets	1,214	867
FAS 123R-accrued NSO expense	901	381
Research and experimentation tax credit	1,662	1,662
Alternative minimum tax credit	200	60
Other	722	720
	48,379	57,203
Less valuation allowance	(41,079)	(57,203)
	7,300	--
Net deferred tax assets	$ 7,586	$ --

As of December 31, 2007, the Company had Federal net operating loss carryforwards of approximately $105 million to reduce future taxable income, which expire as follows:

Expiration Date	Regular Tax Net Operating Losses
	(in thousands)
2008	$ 23,579
2009	20,364
2010	533
2011	4,154
2012 through 2026	56,614
	$105,244

During 2007 the Company expects to utilize net operating loss carryovers of approximately $5.7 million. During 2007, 2006 and 2005, net operating loss carryovers of approximately $5 million, $12 million, and $15.6 million, respectively, expired. In addition, during 2006, capital losses of approximately $11.3 million expired. These items decreased the recorded valuation allowance in each respective year.

Tax expense other than payroll and income taxes were $235,000, $246,000 and $254,000 for 2007, 2006 and 2005, respectively.

The Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"), which requires reporting of taxes based on tax positions which meet a more likely than not standard and which are measured at the amount that is more likely than not to be realized. Differences between financial and tax reporting which do not meet this threshold are required to be recorded as unrecognized tax benefits. FIN 48 also provides guidance on the presentation of tax matters and the recognition of potential IRS interest and penalties. The provisions of FIN 48 were adopted by the Company on January 1, 2007 and had no effect on the Company's financial position, cash flows or results of operations upon adoption, as the Company did not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2007 and reached the same conclusion.

The Company classifies penalty and interest expense related to income tax liabilities as an income tax expense. There are no interest and penalties recognized in the statement of operations or accrued on the balance sheet.

The Company files tax returns in the United States, in the states of California, Colorado and Texas and in several foreign countries. The tax years 2004 through 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject, as well as 2003 for California.

NOTE 11. DISCONTINUED OPERATIONS:

On July 26, 2005, the Company announced the divestiture of its Mushkin subsidiary, which was approved by the Company's board of directors on July 20, 2005. The board of directors approved the disposition to allow management to focus on the Company's F-RAM product lines. On July 26, 2005, the Company executed an agreement with Mushkin's current general manager to sell its Mushkin subsidiary to Mushkin's current general manager for consideration of approximately $1.8 million. The consideration provided in the sale included, among other things, Mushkin's current accounts receivable and cash balances. The sale closed on July 26, 2005. The Company recognized impairment charges during the second quarter of 2005 to goodwill for $3.4 million, to long-lived assets for $359,000, and to inventory for $170,000, related to the divestiture.

In accordance with SFAS No. 144, the consolidated financial statements of EMS and Mushkin have been recast to present these businesses as discontinued operations. Accordingly, the revenue, costs and expenses, and assets and liabilities of the discontinued operations have been excluded from the respective captions in the Consolidated Cash Flows, Statements of Operations and Balance Sheets and have been reported in the various statements under the captions, "Income (loss) from discontinued operations," "Assets of discontinued operations" and "Liabilities of discontinued operations" for all periods. In addition, certain Notes to Consolidated Financial Statements have been recast for all periods to reflect the discontinuance of these operations.

Summary results for the discontinued operations are as follows:

(in thousands)	For the years ended December 31,								
	2007			2006			2005		
	Mushkin	EMS	Total	Mushkin	EMS	Total	Mushkin	EMS	Total
Operating Results:									
Revenue	–	–	–	–	–	–	$ 7,714	–	$ 7,714
Costs and expenses	–	–	–	–	–	–	(8,008)	$ 239	(7,769)
Impairment of patents and intangibles	–	–	–	–	–	–	–	–	–
Impairment of goodwill	–	–	–	–	–	–	(3,435)	–	(3,435)
Impairment of long-lived assets	–	–	–	–	–	–	(359)	–	(359)
Income tax benefit	–	–	–	–	–	–	–	–	–
Net income (loss)	–	–	–	–	–	–	$(4,088)	$ 239	$(3,849)

As of December 31, 2007 and 2006, there were no assets or liabilities relating to discontinued operations included in the consolidated balance sheet.

Financials

NOTE 12. SEGMENT AND GEOGRAPHIC AREA INFORMATION:

Following our divestitures discussed in Note 11 herein, our continuing operations are conducted through one business segment. Our business develops, manufactures and sells ferroelectric nonvolatile random access memory products, microcontrollers, integrated products, and licenses the technology related to such products.

Revenue amounts and percentages for major customers representing more than 10% of total revenue during the past three years are as follows:

(in thousands)	2007	2006	2005
Customer A	$3,741	$2,023	$5,158
	7%	5%	15%
Customer B	$3,308	$4,149	$3,421
	6%	10%	9%

The following geographic area data include revenue based on product shipment destination, license and development payor location and customer-sponsored research and development payor location. The data presented for long-lived assets was based on physical location.

Geographic Area Net Revenue:

(in thousands)	2007	2006	2005
United States	$ 7,110	$ 6,243	$ 3,524
Japan	10,892	9,903	8,041
United Kingdom	2,362	2,124	1,757
Indonesia	2,449	4,149	4,135
Taiwan	2,062	1,167	988
Germany	2,656	2,242	2,062
China/Hong Kong	15,604	8,916	6,413
Italy	262	1,045	4,065
Czech Republic	74	704	943
Finland	2,169	764	754
Singapore	775	734	415
Slovenia	658	501	585
Mexico	1,058	170	19
Korea	1,779	899	554
Thailand	741	–	–
Rest of world	443	920	137
Total	$51,094	$40,481	$34,392

Geographic Area Long-lived Assets (Net):

	December 31,	
(in thousands)	2007	2006
United States	$ 7,741	$ 7,711
Thailand	435	327
Canada	7,008	6,331
Japan	307	100
	$15,491	$14,469

NOTE 13. DEFINED CONTRIBUTION PLAN:

The Company has a cash or deferred compensation plan (the "401(k) Plan") intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), in which substantially all employees are participants. Participants in the 401(k) Plan may make maximum pretax contributions, subject to limitations imposed by the Code, of 100% of their compensation. The Company may make, at the Board of Directors' discretion, an annual contribution on behalf of each participant. No amounts were contributed by the Company under the 401(k) Plan on behalf of participating employees during 2005. During 2007 and 2006, approximately $81,000 and $93,000 were charged to the various income statement classifications based upon the employee's department classification for Company contributions under the 401(k) Plan, which were be paid quarterly for 2007 and were paid in the first quarter of 2007 for the year ended 2006, respectively.

NOTE 14. CONTINGENCIES:

The Company's industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. The Company cannot be certain that third parties will not make a claim of infringement against the Company or against its semiconductor company licensees in connection with their use of the Company's technology. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and diversion of technical and management personnel, or require the Company to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available to the Company on acceptable terms or at all. A successful claim of infringement against the Company or one of its semiconductor manufacturing licensees in connection with use of the Company's technology could materially impact the Company's results of operations.

The Company is involved in other legal matters in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there are no pending legal proceeding against or involving the Company for which the outcome would likely to have a material adverse effect upon the Company's financial position or results of operations.

NOTE 15. QUARTERLY DATA (UNAUDITED):

The following unaudited information shows selected items by quarter for the years 2007 and 2006:

	2007				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(in thousands, except per share data)							
Revenue	$11,088	$12,332	$13,400	$14,275	$ 9,614	$10,251	$11,158	$ 9,458
Gross margin, product sales, including inventory provision	5,456	6,314	6,964	7,249	4,962	5,086	5,694	4,915
Operating income (loss)	(22)	328	1,278	1,176	90	302	668	(85)
Net income (loss) applicable to common shares from continuing operations	(202)	248	1,136	8,709(1)	(80)	199	518	(180)
Income (loss) per share from continuing operations:								
Basic	$ (0.01)	$ 0.01	$ 0.05	$ 0.34	$ –	$ 0.01	$ 0.02	$ (0.01)
Diluted	$ (0.01)	$ 0.01	$ 0.04	$ 0.32	$ –	$ 0.01	$ 0.02	$ (0.01)

(1) See Note 10 above. The Company recorded a $7.6 million tax benefit during the quarter ended December 31, 2007 relating to the release of a valuation allowance for deferred tax assets.

Financials

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures and Related CEO and CFO Certifications

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2007, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective.

(b) Changes in Internal Control and Financial Reporting

There were no changes in the Company's internal control over financial reporting during its most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

(c) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the criteria established in a report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Corporate Information

Corporate Offices

Corporate Offices
1850 Ramtron Drive
Colorado Springs, CO 80921
Tel: 719-481-7000
Fax: 719-481-9294

State of Incorporation

Delaware

Annual Meeting

Colorado Springs, Colorado
May 22, 2008 at 10:30 a.m. local time

Ramtron Securities

The Company's common stock trades on the Nasdaq Global Market under the symbol "RMTR."

Dividends

The Company has not paid any dividends since its inception and does not intend to pay any cash dividends in the foreseeable future. The Company intends to retain any earnings to finance its operations.

Communication with the Board of Directors

Confidential written correspondence to Ramtron's Board of Directors should be sent to the following address:

Board of Directors
Ramtron International Corporation
Attn: Chairman of the Board
1850 Ramtron Drive
Colorado Springs, CO 80921

Information Requests

For additional copies of this report, 10-K or 10-Q, or other financial information, Ramtron stockholders or other interested investors can contact:

Ramtron International Corporation
1850 Ramtron Drive
Colorado Springs, CO 80921
719-481-7000

For other information or questions, please contact:

Investors Relations
Ramtron International Corporation
1850 Ramtron Drive Drive
Colorado Springs, CO 80921
719-481-7213

Ramtron on the Internet

For information about Ramtron and its products, please visit us at the following web addresses:

www.ramtron.com
email: info@ramtron.com

Shareholder Assistance

For information regarding lost stock certificates or changes of address, please write to the Company's transfer agent:

Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070
Toll free +1 800 962 4284
Telephone +1 303-262-0600
Fax +1 303-262-0700
www.computershare.com

For overnight/express delivery:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

Duplicate Mailings

If you receive more than one Annual Report and Proxy Statement and wish to help us reduce costs by discontinuing multiple mailings to your address, contact:

Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070

Directors and Officers

William G. Howard, Chairman of the Board
William L. George, Director
Jack L. Saltich, Director
Theodore J. Coburn, Director
Eric Kuo, Director
William W. Staunton, III, Director and CEO
Eric A. Balzer, Director and CFO
Robert R. Djokovich, COO

RAMTRON
International Corporation

1850 Ramtron Drive
Colorado Springs, CO 80921
719-481-7000 info@ramtron.com
www.ramtron.com

END